MAR 23 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04020889

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 3/1/04

For the month of March 2004

Commission File Number 000-31102

Hemosol Inc.
(Translation of registrant's name into English)

2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ✓ Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

The following is included in this Report on Form 6-K:

1. 2003 Annual Report of Hemosol Inc.



2 0 0 3
Annual Report

HEMOSOL

About Hemosol Inc.

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) (hemoglobin raffimer), an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

CONTENTS

The past year was a difficult one that presented a series of unique challenges for Hemosol as we worked toward the commercialization of our lead oxygen therapeutic product. In response to adversity created by the suspension of our HEMOLINK™ (hemogobin raffimer) clinical program, our entire team put forth a strong effort to help re-establish Hemosol as a viable organization committed to the provision of long-term shareholder value. We undertook a number of strategic initiatives that allowed us to reposition the Company and capitalize on its strong asset base. In recent months, we began to see the fruits of our labour and now look to the future with renewed confidence in the strength of our business.

Based on our own internal review, we still believe that there are significant opportunities for oxygen therapeutics. We remain committed to investigating the issues that have arisen with HEMOLINK and our goal is to establish the way forward by the end of 2004. The path back to the clinic will depend on several factors: the results of non-clinical studies currently underway, which will help us identify any issues with the product; the outcome of discussions with regulators including the FDA and a determination of the financial and human resources required to re-enter the clinic.

Beyond HEMOLINK, there is a growing pipeline of other products. From inception, our strategy has been to develop a robust portfolio of products, leveraging our expertise in protein bioconjugation and cell expansion. Our diverse pipeline of potential new product candidates now includes two additional oxygen therapeutics, a promising cell-based therapy for the treatment of selected cancers and a novel drug delivery platform, which uses hemoglobin to carry attached drugs to selected tissue as a means of treating both infectious diseases and certain forms of cancer. Over the past 10 years, we have invested more than $15 million to finance the discovery and advancement of these product candidates to the pre-clinical stage and build a strong intellectual property portfolio around them. We believe there is significant value in our pipeline and are evaluating a number of strategies, including partnered co-development, to facilitate further progress.

In 2003, we focused on cutting costs and reducing our burn rate while we conducted our data analysis of HEMOLINK and subsequently worked to reposition the Company. We undertook a number of initiatives allowing us to find savings and realize value from under-utilized assets. These measures allowed us to reduce our monthly burn rate to approximately $1.2 million and provided us with the time to properly evaluate the strategic alternatives available to us. As part of our efforts to recapitalize the Company, we completed a special warrant financing raising gross proceeds of $5.9 million in November and realized a further $1.1 million from the sublet of our pilot facility and sale of certain leaseholds related to that facility.

Subsequent to year-end, we took steps to strengthen our balance sheet by entering into an agreement with MDS Inc. that would allow the Company to effectively exchange a significant portion of our existing and unutilized income tax losses and other tax assets for $16 million of cash. This transaction is subject to a number of approvals, including that of shareholders and warrantholders of Hemosol Inc., who will vote at a special meeting of the Company to be held on April 20, 2004. Approval of the transaction will significantly strengthen the Company's balance sheet and ensure that we are sufficiently capitalized to execute our strategy for the year ahead.

In December, Hemosol forged the framework of a strategic alliance with ProMetic Life Sciences Inc. and its co-development partner, the American National Red Cross (ARC), to in-license their novel plasma separation technology. Hemosol will become the exclusive North American licensee of the novel

Cascade technology, and enjoy "first mover" advantage in bringing this potentially ground breaking technology for the isolation and purification of valuable blood proteins to market. ARC will play a significant role in establishing the commercial viability of the program, supplying raw material to Hemosol for processing and purchasing the resulting products isolated using the Cascade technology. We firmly believe that this important partnership creates numerous synergies and will dovetail neatly with our ongoing product development programs and our other value creation initiatives.

Hemosol's state-of-the-art Meadowpine facility will form another key component of our overall growth strategy. We intend to leverage both our infrastructure and specific expertise in the provision of manufacturing service for biologics, specifically blood-related proteins. We believe that this is an underserved area and that there are significant opportunities for us to explore. Potential revenue from biomanufacturing activities would be used to offset a portion of the Company's product development costs.

Outlook

Our priority in the second half of 2003 was putting in place the financial resources required to support execution of our turnaround efforts. With a strengthened balance sheet falling into place, we are now well positioned to pursue a multi-pronged strategy that will allow us to leverage key assets across the Company. In the months ahead there are three areas where we will focus our efforts: driving the development of our product pipeline, including determining the critical path forward for HEMOLINK, and pursuing clinical partnerships for our most promising product candidates; utilizing our Meadowpine facility to provide biomanufacturing services to third-parties; and leveraging our strategic alliance with ProMetic and ARC to produce valuable therapeutic proteins using the novel Cascade technology.

In the last few months we witnessed the genesis of a revitalized Hemosol and I would like to thank the entire team for their efforts, which made it all possible. I would also like to thank our shareholders for their continued support as we worked to reposition the Company. I am incredibly proud of all that we achieved and look forward to keeping all stakeholders updated on our progress as we proceed through 2004.

Lee Hartwell
President and CEO

The following information should be read in conjunction with the Company's 2003 consolidated financial statements and notes therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the consolidated financial statements of the Company are described in Note 19 to the Company's 2003 consolidated financial statements.

Note: All figures discussed in this section are stated in Canadian dollars

OVERVIEW

Hemosol is a biopharmaceutical company focused on the discovery, development and manufacture of products based on human blood proteins. Hemosol has a range of products in development, including its principal oxygen therapeutic product, HEMOLINK^{TM} [hemoglobin raffimer]. HEMOLINK is a highly purified, human-derived oxygen therapeutic product (historically termed a blood substitute) designed to sustain life by delivering oxygen immediately, effectively, and safely, resulting in improved patient outcomes and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. Hemosol is also developing additional therapeutics and a hemoglobin-based delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities. In addition to the products currently under development, Hemosol intends to use its state-of the art Meadowpine manufacturing facility (the "Meadowpine Facility") to produce valuable therapeutic plasma-based proteins pursuant to a recently announced strategic alliance with ProMetic Biosciences, Ltd. ("ProMetic"). The Company also continues to advance a number of initiatives to generate revenue in the near-term through the provision of blood related manufacturing services to biotechnology and biopharmaceutical companies.

Since the Company's inception, it has devoted substantially all of its resources to research and development programs, clinical trials, regulatory approvals and the development of manufacturing capabilities and capacity.

To date, Hemosol has completed eight clinical trials of HEMOLINK involving more than 500 patients. Indications studied included hip/knee replacements, renal failure/dialysis, coronary artery bypass grafting ("CABG") surgery, and orthopedic surgery.

In March 2003, following the receipt of information from the Company's Data Safety Monitoring Board (DSMB) for the Phase II clinical trial for the use of HEMOLINK in primary CABG surgery (HLK213/304), the Company elected to halt enrolment of patients in the study at 152 patients (slightly lower than the originally planned enrolment of 180 patients) pending a review of safety data. The DSMB's comments were based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, its ongoing review of data indicated that there might be potential for an increase in certain cardiac adverse events in the HEMOLINK group. As a precaution, the Company also voluntarily suspended enrolment in the Phase II clinical trial involving the use of HEMOLINK in patients undergoing high blood loss orthopaedic surgery. At the time of these suspensions, the Company had received approval from the US Food & Drug Administration (the "FDA") to conduct two additional phase II trials in the US – HLK 211 chemotherapy related anemia trial and HLK 299 severe acute anemia trial.

In June 2003, the Company completed its internal review of data generated from the cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing CABG surgery. The review confirmed the observation made by the DSMB of an imbalance of the incidence of certain adverse events between the HEMOLINK and control groups with a higher number occurring in the HEMOLINK group. It is unclear what role HEMOLINK played in causing the imbalance. As expected, limiting enrolment decreased the planned statistical power of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population.

Hemosol elected to terminate the HLK213/304 trial early in order to conduct a full safety analysis and the Company initiated a comprehensive process aimed at completely understanding the data in the context of the observations made by the DSMB. Among the elements of this process was the creation of an Independent Safety Review Committee (the "ISRC") to review the safety data from HLK213/304 in order to assist the Company in identifying the cause of the imbalances found by the DSMB. The ISRC, which has already completed its task, was comprised of experts in their respective fields of transfusion medicine, cardiology, anaesthesiology, cardiac surgery and biostatics to review the safety data from HLK213/304. At the same time, Hemosol's Scientific Advisory Board (the "SAB"), in conjunction with the Company's internal personnel, undertook its own evaluation of the safety data. Based on the final findings of the ISRC and the SAB, the Company believes it needs to complete additional non-clinical work prior to re-initiating the clinical trials. This process is underway and will involve further discussion with regulatory agencies. The Company has sufficient inventory of HEMOLINK to complete all non-clinical studies. The Company does not expect to expend significant amounts of its resources on this work and further clinical and commercial development will depend on: (i) the outcome of discussions with the relevant regulatory agencies and (ii) financial resources; and/or (iii) the success of partnering activities.

Hemosol continues to advance non-clinical analysis on HEMOLINK that includes both in vitro and in vivo studies. Hemosol intends to review its plans with the FDA in 2004 with the objective of establishing agreement on the clinical path for HEMOLINK in the fourth quarter of 2004. Hemosol has been a leader in the development of oxygen therapeutics and continues to believe that HEMOLINK may prove to be a valuable therapeutic to treat a variety of indications including anemia caused by chemotherapy or blood replacement for patients with life threatening blood loss.

Following the decision to place HEMOLINK on clinical hold, Hemosol has expanded its long term strategic focus to include the discovery, development and manufacture of a wide array of products derived from human blood proteins, as evidenced by the strategic alliance with PromMetic for which a binding memorandum of understanding was entered into between Hemosol and ProMetic in December 2003.

On December 4, 2003, the Company announced that it had entered into a binding memorandum of understanding (the "ProMetic MOU") with ProMetic, a wholly-owned subsidiary of ProMetic Life Sciences Inc., that will involve Hemosol licensing the novel plasma separation technology developed by ProMetic and its strategic partner, the American National Red Cross (the "American Red Cross"). The principal commercial terms of the strategic alliance, as set out in the ProMetic MOU, will include:

- Hemosol obtaining from ProMetic the exclusive North American license for the novel cascade purification process developed by ProMetic and the American Red Cross (the "Cascade") to recover valuable proteins from human plasma;
- The implementation and optimization of the Cascade at the Meadowpine Facility;
- The exclusive right to sell products developed with the Cascade into the North American market;
- The commitment in principle of the American Red Cross that following execution of a definitive license agreement between the Company and ProMetic with respect to the Cascade and the successful implementation of the Cascade at the Meadowpine facility, the American Red Cross will supply raw materials to Hemosol for processing and purchase from Hemosol specific therapeutic products isolated using the Cascade; and
- Identifying, developing and exploiting commercial opportunities in addition to those available from the use of Cascade.

The Cascade was developed under an existing strategic alliance between ProMetic and the American Red Cross that was formed in February 2002 to co-develop and license to third parties proprietary technology for the recovery and purification of valuable therapeutic proteins from human blood plasma. The Cascade process integrates novel technologies in a sequence, which is expected to significantly improve both the yield and range of valuable proteins capable of being isolated from human plasma. The commercial drivers underlying Hemosol's use of the technology are (i) the Cascade's ability to potentially narrow the increasing gap between the growing demand for these products and the inherent limitations in traditional fractionation methods; and (ii) the opportunity the technology provides to identify and recover novel therapeutic proteins which may have significant commercial potential and which are not recoverable using conventional plasma fractionation methods.

Hemosol is the first licensee of this technology and will be its exclusive user to manufacture products for sale into the North American market, which is the largest single market for plasma-based proteins. Commercial sales of therapeutic products manufactured by the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated.

In addition to full-scale commercial production in North America, Hemosol believes it will be capable of securing interim and supplementary revenues by supplying clinical trial material to future Cascade licensees worldwide. Under the implementation schedule contemplated in the ProMetic MOU, Hemosol plans to produce these clinical trial materials and receive interim revenues there from, in advance of receiving regulatory approval for the large scale commercial production and sale of products using the Cascade. Access to clinical material by subsequent licensees of the Cascade will be key to accelerating the approval processes for these products with the regulatory bodies in each subsequent licensee's jurisdiction.

In addition to potentially providing Hemosol with the opportunity to participate in the existing and growing market for therapeutic proteins with products that have demonstrated strong demand, the Company believes that the strategic alliance with ProMetic will also enhance the Company's ongoing development of oxygen therapeutics, such as HEMOLINK, as well as other products in the Company's drug development pipeline. The Company believes the strategic alliance will not interfere with current development programs for HEMOLINK or with the Company's objective to establish the clinical path forward for HEMOLINK in the fourth quarter of 2004.

As consideration for entering into the binding ProMetic MOU and the commencement of implementation activities by the parties, Hemosol issued 2 million common shares to ProMetic. Hemosol has also agreed to pay ProMetic a staged license fee with a maximum aggregate value of approximately $15.5 million plus an additional 1 million common shares. Discrete payments of this staged license fee will be due and payable by Hemosol to ProMetic following the execution of a definitive license agreement and upon the achievement of four separate predetermined technical and regulatory milestones at approximately equal intervals over the next four years. The first milestone will be the execution of a definitive license agreement that will trigger a cash payment of $1.5 million and the obligation of Hemosol to issue 1 million common shares to ProMetic. Hemosol and ProMetic are working to achieve this preliminary milestone during the first quarter of 2004. The final milestone payment will consist of $5.0 million and will be triggered by the receipt of regulatory approval for the commercial sale of the first product produced using the Cascade.

In addition to the license fee, the ProMetic MOU also provides that Hemosol will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end-users, both on a worldwide basis.

The Company is actively pursuing opportunities to generate revenues and reduce its cash burn over the short to mid-term by using the Meadowpine Facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. The Company believes there is considerable demand for the services that the Company can offer by combining its Meadowpine Facility with the considerable experience Hemosol's employees can provide with respect to the manufacture of blood related products.

Hemosol has a diverse pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of Hemosol's scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin (a protein), has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

As a means of establishing its own source of hemoglobin, Hemosol has been conducting discovery research in expanding human blood-forming stem cells through cell culture. These efforts have led to methods to induce an established cell line to produce high levels of human hemoglobin, as well as the development of a T cell therapy for the treatment of cancer. The identification of factors affecting blood cell growth and development are the direct result of Hemosol's activities in stem cell research.

During the year, the Company also took additional proactive steps to manage its cash burn-rate and scale back all spending not related to the analysis of data from the suspended HLK 213/304 trial, by giving eight-week working notice to substantially all of its employees. To preserve the greatest strategic flexibility in the circumstances, retention packages were provided to a core group of senior personnel. The cost of these severances and the retention program was approximately $1.8 million. As a result of its cost savings plan the Company's average monthly cash burn-rate has been reduced to approximately $1.2 million.

In May 2003, John Kennedy, at the time, President and Chief Executive Officer of the Company, took a medical leave of absence for an indeterminate period of time and Lee Hartwell, Chief Financial Officer of the Company was appointed Interim Chief Executive Officer. Mr. Kennedy passed away on June 4, 2003. Lee Hartwell has subsequently been appointed the Company's President and Chief Executive Officer while maintaining his position as Chief Financial Officer.

To ensure that an adequate supply of HEMOLINK would be available to meet clinical trial requirements and long-term projected demand, the Company constructed a 300,000-unit production facility and corporate headquarters in Mississauga, Ontario.

Construction and commissioning of the manufacturing portion of this facility was completed in the first quarter of 2003. The total cost of construction, commissioning and validation of this facility will be approximately $90.0 million of which Hemosol had spent approximately $86.6 million as of December 31, 2003. The facility also has the infrastructure, specialized equipment and trained personnel necessary to provide biopharmaceutical manufacturing services on a contract basis. On December 1, 2003, the Company determined that Hemosol's Skyway facility was no longer required for execution of the Company's business strategy and thus terminated its lease and sublease obligations and sold the equipment located at the Skyway facility for net proceeds of $1.1 million.

As a Company in its pre-commercial stage of development, Hemosol has been dependent primarily upon equity financing to fund its operations. On October 25, 2002, the Company accepted a commitment letter from the Bank of Nova Scotia ("BNS") pursuant to which BNS has agreed to provide a credit facility, (the "Facility") to the Company in the amount of $20 million. The Company's obligations in connection with the Facility are secured by a fixed and floating first charge in favour of the Bank over all of the Company's real and personal property assets, and is guaranteed by MDS Inc. ("MDS"). The Facility is fully drawn and was initially to expire on May 25, 2004. The Facility is extendible for up to an additional 12 month period if the MDS guarantee is extended for the same period. A memorandum dated as of October 22, 2002 between the Company and MDS provides that, if regulatory approval is obtained to issue an additional 4 million warrants to MDS entitling it to subscribe for and purchase up to 4 million common shares at a price of $1.00 per share, the MDS guarantee may be extended for up to 12 additional months (to a maximum of 30 months in the aggregate).

In December 2003, MDS agreed to extend the MDS guarantee from June 15, 2004 to October 21, 2004, and the Bank agreed to extend the expiry date of the Facility from May 25, 2004 to October 1, 2004. In January 2004, the shareholders adopted a resolution authorizing the Company to issue subject to regulatory approval the 4 million warrants to MDS. The issuance of the additional 4 million warants would extend the MDS guarantee to June 20, 2005, and the expiry date of the Facility would be extended to May 25, 2005.

On October 23, 2003, the Company received a NASDAQ Staff determination indicating that the Company was not in compliance with the minimum bid price of US $1.00 per common share which is a requirement for continued listing on NASDAQ. Since the Company was not able to achieve compliance with this requirement during the six month period ended October 22, 2003, NASDAQ staff indicated that the Company's common shares were subject to delisting from NASDAQ. Subsequently, beginning December 4, 2003, the Company achieved a minimum bid price on NASDAQ above the US$1.00 per share minimum bid price requirement. Consequently, on December 19, 2003, NASDAQ staff notified the Company that it had regained compliance with NASDAQ's minimum bid price requirement and was no longer subject to delisting for its past failure to meet this requirement.

On November 28, 2003, the Company issued and sold to subscribers on a private placement basis 7.2 million series A special warrants and 641,800 series B special warrants at a price of $0.75 per special warrant which resulted in gross proceeds of $5.8 million, including the escrowed funds which the Company received on January 23, 2004. Hemosol intends to use the proceeds to (i) finance the completion of the non-clinical analysis of HEMOLINK; (ii) satisfy the $1.5 million cash portion of the first milestone payment due under the strategic alliance with ProMetic, payment of which will be required upon execution by Hemosol and ProMetic of the definitive license agreement expected to occur in the first quarter of 2004;(iii) further develop product candidates; and (iv) satisfy general working capital purposes.

On February 12, 2004, Hemosol announced that it had entered into an agreement (the "Arrangement Agreement") with MDS under which Hemosol will benefit from its existing accumulated income tax losses and other tax assets through a reorganization of Hemosol's business and certain MDS diagnostic assets. The transaction will involve a cash infusion to New Hemosol (as defined below) of $16 million along with certain other consideration.

The Arrangement Agreement contemplates a reorganization of the business of Hemosol (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Ontario Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") as a result of which:

- The existing Blood Products Business of Hemosol will be transferred to a new limited partnership (the "Blood Products Partnership"). The Blood Products Partnership will assume all liabilities of the Blood Products Business. 93% of the Blood Products Partnership will be owned by Hemosol Corp., a corporation to be newly incorporated under the OBCA ("New Hemosol") and 7% will be owned by Hemosol (following the transfer of the Blood Products Business, referred to as "Labco"). New Hemosol will control the Blood Products Partnership as the general partner and Labco will be a limited partner.

- MDS will transfer certain assets relating to its Ontario Labs Business to a new limited partnership (the "Labs Partnership"). Following such transfer and the issuance of certain licenses by the Ontario Ministry of Health, the Labs Partnership will be entitled to substantially all of the revenues from the Ontario Labs Business. 99.99% of the Labs Partnership will be owned by Labco and 0.01% will be owned by a wholly-owned subsidiary of MDS ("MDS Subco"). MDS Subco will control the Labs Partnership as the general partner and Labco will be a limited partner.

- New Hemosol will receive cash proceeds of $16 million on the date of closing of the Arrangement (the "Effective Date") from Labco (to be indirectly funded by a loan from MDS). $1 million of such proceeds will be held in escrow for one year to satisfy pre-closing contingent liabilities relating to the Blood Products Business remaining with Labco, if any.

- MDS will surrender an aggregate of 2,500,000 warrants ("Hemosol Warrants") to purchase Hemosol Shares that it currently holds or which may be issued to MDS in certain circumstance through the following steps:

- MDS' existing Hemosol Warrants to purchase up to 6,000,000 Hemosol Shares will be replaced with warrants to purchase up to 5,500,000 New Hemosol Shares, on analogous terms (subject to an adjustment to the exercise price to maintain economic equivalence).

- MDS' existing right to receive Hemosol Warrants to purchase up to 4,000,000 Hemosol Shares in certain circumstances will be replaced with the right to receive warrants to purchase up to 2,000,000 New Hemosol Shares, on analogous terms (subject to an adjustment to the exercise price to maintain economic equivalence).

- Shareholders of Hemosol, including MDS (the "Shareholders"), will exchange each common share of Hemosol ("Hemosol Share") for one common share of New Hemosol ("New Hemosol Share") and one Class A common share of Labco ("Labco Class A Share").

- The share ownership of New Hemosol will mirror Hemosol's share ownership immediately prior to the Effective Date. It is a condition of closing that the New Hemosol Shares be listed on the Toronto Stock Exchange (the "TSX") and quoted on the Nasdaq National Market ("NASDAQ").

- Shareholders, excluding MDS (the "Public Shareholders"), will hold 0.44% of the equity shares of Labco through the holding of Labco Class A Shares (representing not less than 52.5% of the voting securities of Labco) and MDS will hold 99.56% of the equity shares of Labco through the holding of Labco Class A Shares and Class B non-voting shares of Labco (representing not more than 47.5% of the voting securities of Labco in the aggregate).

- Labco will utilize its undeducted balances of Ontario and federal non-capital losses, federal scientific research and development deductions, federal investment tax credits and Ontario scientific and experimental development deductions (the "Undeducted Balances") against the income that it receives from the Labs Partnership and the Blood Products Partnership.

As a result of the Arrangement, MDS will receive the following benefits that will not be received by Public Shareholders on a pro rata basis: (i) an approximate 7% interest in the Blood Products Business and (ii) the tax savings arising from the utilization by Labco of the tax losses against income from the Ontario Labs Business (in each case through its ownership of 99.56% of the equity of Labco). In exchange for MDS receiving such benefits, New Hemosol and/or Public Shareholders will receive the following benefits: (i) cash proceeds of $16 million; (ii) a 0.44% interest in the Ontario Labs Business (through their holdings of Labco Class A Shares as Labco will be the 99.99% limited partner of the Labs Partnership); and (iii) a surrender by MDS of an aggregate of 2,500,000 Hemosol Warrants that MDS currently holds or which may be issued to MDS in certain circumstances.

The Arrangement is subject to approval by the Superior Court of Justice of Ontario and certain other customary conditions. Hemosol will hold a special meeting (the "Meeting") of the holders of Hemosol Shares and Hemosol warrants (excluding the Hemosol Warrants held by MDS) (the "Securityholders") to consider and vote on the Arrangement as soon as possible and no later than April 30, 2004. The Arrangement must be approved by two-thirds of the votes cast by Securityholders at the Meeting. In addition, the Arrangement must also be approved by a majority of the votes cast by minority shareholders voting at the Meeting (excluding MDS and certain related entities).

Results of operations years ended December 31, 2003 and 2002

Net Loss The Company's net loss decreased from $54.8 million or $1.23 per share for the year ended December 31, 2002 to $34.9 million, or $0.75 per share for the year ended December 31, 2003, a decrease of $19.9 million. This decrease primarily resulted from cost saving plans implemented in both June 2002 and April 2003, which reduced the monthly burn-rate, by approximately $2.0 million to an average monthly burn-rate of approximately $3.0 million by April 2003 and $1.2 million by July 2003. Specifically, cost expenditures associated with science and process development, market and business development, support services and administration were reduced during the year.

During the year the Company amortized approximately $5.0 million in deferred charges related to the $20 million credit facility. The Company also took a write-down of inventory ($1.7 million), capital assets ($4.7million) and patents and trademarks ($0.8 million) for impairments related to the near term production of HEMOLINK.

Operating Expenses The Company's operating expenses consist of research and development expenses, administration, marketing and communication, investor relations and business development expenses. In 2002, support services have been segregated from administration expenses on the Statements of Loss and Deficit due to the significant cost increase in relation to the growth of the business.

Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical study activity, the optimizing of the manufacturing process and the costs of producing HEMOLINK for clinical trials. Regulatory and clinical expenses are comprised of costs associated with the Company's ongoing and planned clinical trials and its current and planned regulatory development.

Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada, as well as directors and officer's insurance and human resource development costs.

Beginning in 2002, support services include the cost of information technology, security, materials management, purchasing and U.S. operational support.

Total operating expenses for the year ended December 31, 2003 decreased to $32.1 million from $47.4 million for the year ended December 31, 2002, a decrease of 32%. The decrease in operating expenses resulted from cost savings plans implemented in both June 2002 and April 2003.

Scientific and Process Development Expenses Scientific and process development expenses decreased from $15.3million for the year ended December 31, 2002 to $10.8 million for the year ended December 31, 2003, a decrease of 29%. This decrease was primarily due to reduced personnel expenses associated with the Company's pilot manufacturing facility and a reduction of drug development activities, specifically related to HEMOLINK.

Regulatory and Clinical Expenses decreased from $17.2 million for the year ended December 31, 2002 to $5.8 million for the year ended December 31, 2003, a decrease of 66%. The decrease in clinical and regulatory costs are a result of specific cost savings measures as well as a decrease in site activity due to suspended enrollment in the Company's HEMOLINK clinical trials.

Administration Expenses increased from $6.1 million for the year ended December 31, 2002 to $6.6 million for the year ended December 31, 2003, an increase of 8%. This increase was due primarily to severance and retention compensation as a result of the working notice given April 7, 2003 as well as legal and advisory fees related to the restructuring of the Company.

Marketing and Business Development Expenses decreased from $6.0 million for the year ended December 31, 2002 to $1.8 million for the year ended December 31,2003, a decrease of 70%. This decrease was primarily due to reduction in costs associated with medical education, symposia participation and communication programs focused within the medical community as well as reduction in salaries. Future expenses incurred in this category will be related to business development and investor relations.

Support Services expenses decreased from $2.6 million for the year ended December 31, 2002 to $1.3 million for the year ended December 31, 2003, a decrease of 50%. This decrease resulted from reduced inventory as a result of the HEMOLINK clinical trials being halted.

Interest Income/Expense Interest income decreased from $0.8 million for the year ended December 31, 2002 to $0.2 million for the year ended December 31, 2003. The decrease was a result of lower balances in cash and cash-equivalents. The increase in interest expense of $0.7 million was due to the Company fully drawing down funds from its $20 million credit facility.

Miscellaneous Income The increase in miscellaneous income resulted from; (i) net proceeds from an insurance policy on July 15, 2003 in the amount of $1.8 million; and (ii) the sale of equipment in December 2003 for net proceeds of $1.1 million.

Amortization of Deferred Charges Amortization of deferred charges increased from $1.6 million for the year ended December 31, 2002 to $5.0 million for the year ended December 31, 2003. This increase related to a full year's amortization of deferred financing charges on the Company's $20 million Facility, which was entered into in October 2002.

Research and Development During the Company's last five fiscal years, Hemosol has allocated a substantial amount of its research and development budget towards developing HEMOLINK. The balance of its research and development budget has been allocated to other pipeline products under development. Total research and development expenses for HEMOLINK were approximately $27.3 million, $29.5 million and $14.7 million for the fiscal years ended December 31, 2001, 2002 and 2003 respectively. The Company anticipates that its research and development expenses for HEMOLINK will decrease significantly in the near term as it does not expect to expend significant amounts of its resources on this work and will seek a partner/partners to move forward with further clinical and commercial development at the appropriate time. Total research and development expenses for other products under development was approximately $2.9 million, $2.9 million and $1.9 million for the fiscal years ended December 31, 2001, 2002 and 2003, respectively. The Company anticipates that its research and development expenses for other products under development will increase in the future as it continues the development of these products through pre-clinical studies and initial clinical trials.

Quarterly Financial Data for The year
(Thousands of dollars)

				2003				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(thousands of dollars)	**3-31-03**	**6-30-03**	**9-30-03**	**12-31-03**	3-31-02	6-30-02	9-30-02	12-31-02
REVENUE	**0**	**0**	**0**	**0**	0	0	0	0
Loss from operations	**9,195**	**8,099**	**4,274**	**10,411**	11,607	16,908	8,393	10,517
Net loss for the period	**10,387**	**9,624**	**3,984**	**10,947**	11,749	19,923	11,754	11,408
Net loss for the period per common share	**0.23**	**0.21**	**0.09**	**0.22**	0.29	0.47	0.26	0.26

ASSET EXPENDITURES

Capital Expenditures The Company incurred a total of $1.9 million in capital expenditures during 2003. Of this $1.7 million related to the new facility and $0.2 million related to production equipment, information technology and various lab equipment expenditures. During the year, the Company wrote-off costs of $4.7 million for impaired equipment related to the commercial production of HEMOLINK. This brings total capital assets net of depreciation to $83.9 million at December 31, 2003, of which $81.9 million relates to the new facility.

Meadowpine Facility The construction and commissioning of the manufacturing portion of the Company's new 130,000 square-foot manufacturing facility and corporate headquarters in Mississauga, Ontario was completed in the first quarter of 2003,installation of process equipment was completed in the third quarter of 2002 and commissioning of the manufacturing portion of this 300,000-unit facility was completed in the first half of 2003. The Company had anticipated to produce batches of material for clinical trials by the second half of 2003 but due to the HEMOLINK trials being halted the Meadowpine Facility is now being looked at to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused primarily in the area of blood and blood protein products and to implement the Cascade to be licensed from ProMetic.

On October 25, 2002 the Company entered into a $20 million Facility agreement with The Bank of Nova Scotia to finance a portion of the construction costs of its new manufacturing facility and to fund general operating expenses. See "Liquidity and Capital Resources" below.

Patents and Trademarks For the year ended December 31, 2003 the Company recorded $0.2 million in additions to its patent and trademark assets. The majority of this relates to patent registration and legal fees associated with active patents and trademarks. During the year, the Company wrote-off $0.8 million related to soft costs (such as legal) for all patent and trademark costs related to non-acquired technology. This is consistent with U.S. GAAP treatment of these types of costs.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, the Company had $8.1 million of cash and cash-equivalents. Cash held in escrow in the amount of $0.5 million represents the Company's Series B special warrant proceeds from the November 28, 2003 special warrants issuance. These proceeds were released from escrow after shareholder approval was received in January 2004.

Hemosol successfully obtained a $20 million credit facility through the Bank of Nova Scotia in October 2002. The Facility provided sufficient cash resources to support ongoing clinical studies and to commission the Meadowpine Facility. The Facility replaced the Company's terminated senior and subordinate credit facilities. The Company has drawn down the full amount from the Facility as of December 31, 2003.

The Company also raised gross proceeds of approximately $5.9 million in November 2003 from a special warrant offering in Canada. Share issue costs associated with this offering were approximately $0.5 million. The Company intends to use the proceeds for non-clinical analysis of HEMOLINK, payment to ProMetic for the first milestone payment, further develop product candidates and satisfy general working capital purposes.

Hemosol's investment policy is to invest its excess cash in short-term government securities and in at least R-1 mid-rated investment grade corporate commercial papers as determined by the Dominion Bond Rating Service to ensure liquidity and preservation of capital. The Company has an exposure to the U.S. dollar as portions of its operating expenses arise from activities conducted in the U.S. The Company periodically enters into forward foreign exchange rate contracts to fix a portion of its U.S. dollar expenses.

The Company does not currently expect that its cash resources will be sufficient to fund anticipated operating and capital expenditures through the end of 2004. On February 12, 2004, the Company entered into an agreement with MDS Inc. under which Hemosol will receive a cash payment of $16 million along with certain other consideration. The proceeds from this transaction will allow Hemosol to continue with a number of value-creating initiatives including:

- The implementation of the novel "Cascade" or plasma purification technology developed by ProMetic Life Sciences and the American Red Cross;
- The opportunity to provide biomanufacturing services to other biotech companies; and
- Further development of product candidates in the Company's research pipeline, including HEMOLINK.

Assuming, at current spending levels, shareholder approval of this transaction is received and the transaction is completed, the Company will have sufficient cash resources to mid-2005.

In December 2002, Hemosol Research Corporation Inc. ("HRC"), a wholly-owned subsidiary of the Company, entered into a joint venture with a third party with the intent to negotiate terms of a strategic investment for the purpose of funding the Company's research and development pipeline and pre-clinical programs. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10.0 million cash in escrow in 1555195 Ontario Inc. in exchange for debentures. The Company's proportionate share of the cash and debentures has been included in the consolidated financial statements for the year ended December 31, 2002. On April 14, 2003, 1555195 Ontario Inc. repaid the $10.0 million debentures plus interest expense of $80,000. All obligations under the debentures were terminated.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Inventory Inventory consists of raw materials that can be used in production for commerical or research purposes. The Company values its inventory at the lower of direct acquisition cost, determined on a first-in, first-out basis and replacement cost.

Patents and trademarks Patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 17 years. Management periodically reviews the carrying value of its patents and trademarks and writes down the costs associated with a specific patent when the value is determined to be impaired.

Property, plant and equipment Property, plant and equipment are recorded at cost, less accumulated amortization and related investment tax credits. Amortization commences when property, plant and equipment are available for use and is provided using the straight-line method.

Assets under construction or validation for commercial purposes are not amortized until available for use.

Management reviews the carrying amount of property, plant and equipment and intangible assets with finite lives if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to the future undicounted net cash flows expected to be generated by that group of assets. If the carrying amount is not recoverable, the Company would recognize an impairment loss equal to the amount that the carrying value of a group of assets exceeds their fair value.

Research and development costs Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless a development project meets Canadian generally accepted accounting criteria for deferral and amortization. No development costs have been deferred to date.

Deferred debt issue costs Deferred debt issue costs represent the costs related to the establishment of the Company's credit facilities. The costs are being amortized using the straight-line method over the expected term of the facility. Upon early termination of a credit facility, the unamortized balance of debt issue costs is written off.

Stock-based compensation Effective January 1, 2003, the Company prospectively adopted the recommendations of "Stock-Based Compensation and Other Stock-Based Payments" Section 3870, issued by The Canadian Institute of Chartered Accountants. Previously, no compensation expense was recognized for stock options granted to employees. Under the new policy, compensation expense for employee stock options are accounted for using the fair value method. The impact to net loss during 2003 or shareholders' equity at December 31, 2003 as a result of the change in accounting policy was immaterial.

Share issue costs Effective January 1, 2003, the Company retroactively changed its method of accounting for share issue costs to record proceeds on issuance of shares net of share issue costs in share capital in order to harmonize with United States Generally Accepted Accounting Principles ["U.S. GAAP"]. Previously, the Company recognized these costs as a reduction of deficit. For the years ended December 31, 2001, 2002 and 2003, the effect of the change in accounting policy was that opening deficit decreased by $11,564, $20,457 and $22,526 respectively. As at December 31, 2001, 2002 and 2003 the effect of the change in accounting policy was to decrease share capital and decrease the deficit by $20,457, $22,526 and $23,065, respectively.

Impairment of long-lived asset On January 1, 2003, the Company adopted prospectively the recommendations of "Impairment of Long-Lived Assets" Section 3063, issued by The Canadian Institute of Chartered Accountants. Section 3063 requires that management review the carring amount of property, plant and equipment and intangible assets with finite lives if events orr circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets. if the carrying amount is not recoverable, the Company would recognize an impairment loss equal to the amount that the carrying value of a group of assets exceeds their fair value. The adoption of this accounting standard as of January 1, 2003 had no material impact on the Company's financial postion, results of operations or cash flows.

Use of estimates The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include reserves for amounts receivable and inventories, basis for stock-based compensation, impairment of patents and trademarks and other long-lived assets and the useful lives of long-lived assets.

RISK AND UNCERTAINTIES

General Business Risks *Hemosol's ability to continue, as a going concern is dependent upon its ability to secure additional financing.*

Hemosol's ability to continue as a going concern is dependent upon its ability to secure financing in order to continue its product development activities, implement the Cascade at the Meadowpine Facility and successfully bring its products to market. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

Hemosol's products are in various stages of development and have not yet been produced or marketed commercially, making it difficult to evaluate its business.

Hemosol's operations to date have consisted primarily of developing and testing its products. The Company has no operating history upon which to evaluate its business and prospects. To succeed, the Company must develop or partner its products on a commercial scale, which will require, among other things, obtaining appropriate regulatory approvals, identifying and successfully penetrating key markets for its products and selling sufficient quantities of its products at the margins necessary to fund the Company's continuing operations and growth strategy.

Hemosol's failure to retain and attract personnel could harm its business, operations and product development efforts.

Hemosol's products require sophisticated management, research and development, marketing and sales, regulatory and clinical development personnel. Hemosol's success depends on its ability to attract, train and retain such personnel. The market for the highly trained personnel the Company requires is very competitive, due to the limited number of people available with the necessary technical skills and understanding of its products and technology. In addition, the Company terminated the employment of substantially all its employees, which restricts Hemosol's current activity levels. In order for Hemosol to resume its clinical trials for HEMOLINK and implement the Cascade at commercial levels at the Meadowpine Facility, it will require new employees who may not be available or would be difficult to replace in the time-frame required or at competitive compensation rates. If the Company fails to retain and attract qualified personnel, its business operations and product development efforts will suffer.

Hemosol's intellectual property rights may not provide meaningful commercial protection for its products. This could enable third parties to use Hemosol's technology, or very similar technology, and could reduce its ability to compete in the market.

The Company relies on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with it using the same or similar technology. However, these laws afford only limited protection and may not adequately protect Hemosol's rights to the extent necessary to sustain any competitive advantage it may have. Hemosol's patents, or those it licenses, may be challenged, invalidated or designed around by third parties. Hemosol's patent applications may not issue as patents in a form that will be advantageous to it, or at all. If Hemosol's intellectual property does not prove to have sufficient protection against competition, its competitors could compete more directly with Hemosol. Moreover, if the Company loses any key personnel, it may not be able to prevent the unauthorized disclosure or use of Hemosol's technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect Hemosol's proprietary technology.

Hemosol's success will depend partly on its ability to operate without infringing the proprietary rights of others.

Third parties may claim that Hemosol's products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Hemosol's competitors or others may assert that its products and the methods it employs may be covered by patents held by them.

In addition, because patent applications can take many years to issue, there may be currently pending applications of which the Company is unaware, which may later result in issued patents which Hemosol's products infringe. There could also be existing patents of which Hemosol is not aware that its products may infringe. As the Company commercializes its hemoglobin-based oxygen carriers and as competitors commercialize other hemoglobin replacement products in the future, the possibility of patent infringement claims against the Company may increase.

If the Company loses a patent infringement lawsuit, it could be required to pay substantial monetary damages. Moreover, the Company could be prevented from selling its products unless it can obtain a license to use technology or ideas covered by any such patent or are able to redesign Hemosol's products to avoid infringement. A license may not be available at all or on terms acceptable to the Company, or the Company may not be able to redesign Hemosol's products to avoid any infringement. Modification of Hemosol's products or development of new products could require the Company to conduct additional clinical trials and to revise its filings with health regulatory agencies, which could be time-consuming and expensive. The Company will be materially harmed if it is unable to successfully defend any infringement litigation relating to these patents or is unable to obtain any required license or sublicense to these patents. In addition, the costs and time commitments involved in litigation could harm Hemosol's business.

If the Company is unable to develop new products to keep pace with technological developments in the biomedical field, its revenues may be adversely affected.

The biomedical field, which is the market for Hemosol's products, is characterized by rapid technological change, new and improved product introductions, changes in regulatory requirements and evolving industry standards.

Although the Company is currently developing a new series of products based on research and development activities conducted to date, the Company may not be successful in developing or introducing to the market these or any other new products or technology. If the Company fails to develop and deploy new products on a successful and timely basis, the Company may become non-competitive and unable to recoup the research and development and other expenses incurred to develop and test new products.

The Company has a history of losses and expects future losses.

The Company has had losses from operations for each fiscal year since its inception. The Company expects to continue to incur losses from operations until it is able to commercialize HEMOLINK and/or products developed under its strategic alliance with ProMetic. While the Company also continues to advance a number of initiatives to generate revenue in the near-term through the provision of manufacturing services at the Meadowpine Facility to third parties in the life sciences sector, Hemosol expects net cash outflows and operating and net losses to continue for the near term. If Hemosol's products under development are not commercially viable, it may never achieve profitability. Even if Hemosol achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Hemosol's profitability will be affected if it experiences product liability claims in excess of its insurance coverage.

The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. The Company maintains product liability insurance coverage in the total amount of $20 million relating to Phase I, II, and III clinical trials. The Company intends to obtain more extensive coverage as the development of its products progresses. Hemosol's profitability would be adversely affected by a successful product liability claim in excess of its insurance coverage. The Company cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

The hemoglobin the Company obtains for its products could contain infectious agents.

Any product derived from human blood, notwithstanding the rigorous testing procedures now used for the selection of donor blood, can conceivably carry infectious agents, known or as yet unknown, that were present in the source blood. In the manufacture of HEMOLINK, the procedure by which the hemoglobin is purified includes a sequence of validated steps to remove or inactivate viral and other potentially infectious material. While the Company is confident that its process has achieved the highest standard of purity, there is a theoretical and remote risk that an infectious agent could remain in the product or resist these stringent procedures. If the red blood cells Hemosol obtains contain infectious agents, it could result in a loss of, or a delay in, the commercialization of HEMOLINK. Such defects could cause adverse publicity, damage Hemosol's reputation and impair its ability to market its products. In addition, the Company may be subject to significant liability claims.

Risks Associated with the Strategic Alliance with ProMetic *Full implementation of the Strategic Alliance is subject to the execution of definitive agreements.*

On December 3, 2003, Hemosol and ProMetic executed the ProMetic MOU which details the principal commercial terms of a strategic alliance between the parties as well as the agreement in principle of the American Red Cross for the supply of raw materials to Hemosol and the purchase from Hemosol of specific therapeutic products isolated using the Cascade. Hemosol and ProMetic are working to negotiate and execute all definitive agreements necessary to fully implement this strategic alliance during the first quarter of 2004. The execution of the ProMetic MOU also triggered the commencement of negotiations between Hemosol and the American Red Cross with respect to setting the terms of the definitive supply and purchase agreement. There is a risk that the parties will be unable to conclude negotiations in a manner that is mutually agreeable and, as a result, be unable to arrive at terms for the definitive agreements that are required to fully implement the strategic alliance with ProMetic.

The Cascade has not been implemented at the commercial scale envisioned by the ProMetic MOU.

Hemosol is the first licensee of the Cascade and will be the first party to attempt to implement the technology on a large commercial scale. The principal process and technology of the Cascade is comprised of a series of discrete steps that have been optimized and aggregated into a unique sequence. Most of the individual steps of the Cascade have, on a stand-alone basis, demonstrated the ability to produce the product yields and purity required to achieve the commercial goals described in the ProMetic MOU. The ability of the Cascade as a whole, however, is unproven on a commercial scale. The Company has conducted significant scientific and technical analysis of the Cascade and believes that it can cost-effectively and profitably implement the Cascade on a commercial scale to successfully achieve the commercial goals described in the ProMetic MOU. However, there is no assurance that the Company will be able to do so.

Risks Associated with the Commercialization of the Company's Products *The Company is dependent on substantial working capital for the successful commercialization of its products.*

The Company requires substantial working capital to properly develop, manufacture and sell its products. The Company believes that, following the proactive steps taken in April 2003 to reduce cash burn, its current cash resources, will be sufficient to fund its anticipated operating and capital expenditures through June 2004, at which point the Company will require additional financing. Hemosol's planned cash requirements may vary materially in response to a number of factors, including:

- the cost of conducting all required non-clinical analysis with the objective of getting HEMOLINK cleared for further clinical development;
- research and development and clinical trial results generally;
- the achievement of key milestones associated with the strategic alliance with ProMetic;
- changes in any aspect of the regulatory process; and
- delays in obtaining all requisite regulatory approvals for the Company's products and Meadowpine Facility.

Hemosol's capital-raising efforts could involve the issuance and sale of additional common shares and/or the sale of some of its assets. The Company may not be able to raise any debt or equity financing if and when it is needed. If any required financing is not available, Hemosol's ability to continue as a going concern will be in substantial doubt.

The Company has limited manufacturing capabilities and limited financial resources, which could adversely impact its ability to commercialize HEMOLINK.

To date, the Company has carried out Hemosol's production activities only on research and pilot scales. In order to commercialize HEMOLINK successfully, the Company must be able to manufacture HEMOLINK in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. In an effort to significantly shorten the time to profitable commercialization of HEMOLINK, the Company built the Meadowpine Facility with an annual capacity of 300,000 units, in anticipation of regulatory approvals. In light of the recent cessation of clinical trial activity and the refocusing of the Meadowpine Facility pursuant to the Company's strategy to seize commercial opportunities presented by the strategic alliance with ProMetic and by providing manufacturing services, production of HEMOLINK at a large commercial scale may require the use of third party manufacturing facilities in addition to the Company's own manufacturing facilities. Such facilities may not be available within the timeline contemplated by the Company for the effective commercialization of HEMOLINK or such facilities as well as the Meadowpine Facility may require investment by Hemosol to install additional specialized manufacturing equipment to permit the production of HEMOLINK in parallel with the activities contemplated under the ProMetic MOU. Any facility will also have to be approved by regulators in the various jurisdictions in which Hemosol seeks marketing approval for HEMOLINK.

The resumption of clinical trial activity related to the commercialization of HEMOLINK will be dependant on the outcome of discussions with the relevant regulatory agencies, the Company's ability to secure adequate financial resources and/or the Company's ability to enter into a strategic partnership with a third party that will contribute a portion of the development, regulatory, commercialization and marketing resources and costs that may be required.

Even if the Company obtains regulatory approvals to market HEMOLINK, the Company will be subject to stringent, ongoing government regulation and plant inspections, which could cause unexpected delays in the manufacture, marketing and sale of HEMOLINK.

In order to seek regulatory approval for the marketing and sale of its products, Hemosol must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought. Even if regulatory authorities approve HEMOLINK, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice regulations in Canada and other jurisdictions. Any enforcement action resulting from Hemosol's failure to comply with these requirements could adversely affect the manufacture and marketing of HEMOLINK. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional, and potentially expensive, studies in areas outside existing approved indications. Adverse results from, or unanticipated delays in, clinical trials or failure to receive the appropriate regulatory approvals could adversely impact Hemosol's business. Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the manufacture and marketing of Hemosol's products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact Hemosol's business. Failure to comply with applicable regulatory requirements may also result in criminal prosecution, civil penalties, recall or seizure of products, or partial or total suspension of production.

The Company may not be able to market or distribute HEMOLINK effectively.

Hemosol's success will also depend on its ability to market and distribute HEMOLINK effectively. However, the Company does not yet have in place the sales force and other distribution arrangements required to market HEMOLINK effectively, and the Company has no experience in commercial sales. In addition, HEMOLINK's commercial success will depend on its acceptance by the medical community and third-party medical insurers as clinically useful, cost-effective and safe.

Risks Associated with Regulatory Approval Requirements *Failure to obtain necessary regulatory approvals to commercialize HEMOLINK or any significant delay in obtaining these approvals would harm Hemosol's business.*

On March 13, 2003, based on the recommendation of the DSMB, the Company elected to review safety data prior to continuing enrolment in Hemosol's cardiac trial. This trial involves the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The DSMB's recommendation was based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups reflective of myocardial infarctions. This observation from the cardiac trial interim data may have been due to any number of reasons including variables in the patient population. As a precaution, the Company has also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopaedic surgery. In June 2003, the Company completed an internal review which confirmed the observations of the DSMB of an imbalance of certain adverse events reflective of myocardial infarctions between the HEMOLINK and control groups and the Company elected to terminate the study early in order to conduct a full safety analysis. That analysis is continuing and the Company's objective is to establish an agreement with the FDA in the fourth quarter of 2004 for a clinical path for HEMOLINK.

Upon the successful conclusion of all requisite clinical trial activity, the Company's ability to ultimately commercialize HEMOLINK is subject to regulatory approvals. The Company intends to market HEMOLINK in the US, Europe and other international markets and will require separate regulatory approval from each jurisdiction. If the Company does not receive the appropriate regulatory approvals, it will not be able to market or sell HEMOLINK, and Hemosol's business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of HEMOLINK. The Company cannot guarantee that the regulatory authorities will approve HEMOLINK for each indication proposed.

Regulatory approvals are required for therapeutic protein products.

The commercialization of all plasma-based therapeutic protein products produced using the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where Hemosol uses the Cascade to produce products that are already licensed in a given market, the requisite approval process should be abridged as compared to the approval process required for a novel product such as HEMOLINK. Under this abridged scenario, Hemosol, or the party for whom Hemosol is manufacturing the product under contract, will be required to undertake clinical trials to demonstrate that the given product is the "bio-equivalent" (i.e. displays the same or superior key therapeutic and safety qualities) as the licensed product it seeks to compete against. Where Hemosol seeks to commercialize a novel product, which does not have a licensed equivalent, a full-scale clinical trial and approval process, similar to that for HEMOLINK, will be required. If the Company does not receive the appropriate regulatory approvals, it will not be able to market or sell these products, and Hemosol's business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of such products. The Company cannot guarantee that the regulatory authorities will approve any of the therapeutic products for the indications proposed.

The Company may be unable to develop and maintain adequate sources of (i) hemoglobin to meet demand for HEMOLINK and (ii) plasma to meet the demand for therapeutic protein products.

Hemoglobin

Although the Company expects to be able to purchase sufficient quantities of human red blood cells to support the early stages of HEMOLINK's commercialization, it will need to develop other sources of hemoglobin if its source of supply is disrupted or if the market demand for HEMOLINK is greater than anticipated. The Company is advancing proprietary cell expansion technology for the purpose of developing an additional or alternative supply of hemoglobin from cells grown outside the body. However, Hemosol's cell expansion technology is still in the early stages of development.

The Company utilizes a number of other raw materials and components that are currently provided by sole sourced suppliers. Hemosol will need to identify and qualify alternative backup sources for these components and/or identify other actions to ensure continuous supply of key materials.

Plasma

The commercial activity contemplated under the ProMetic MOU calls for the discovery, development and manufacture of therapeutic and non-therapeutic products derived from human blood plasma. Plasma is one of several key products that are supplied through the donation of blood at blood collection centers. Following collection, plasma can be purchased in bulk quantities from a variety of suppliers including the American Red Cross, on a global basis. The ProMetic MOU includes the agreement in principle of the American Red Cross to supply the requisite raw materials to Hemosol and Hemosol is also permitted to source and purchase plasma from the supplier(s) of its choice on a worldwide basis. As such, Hemosol expects to be able to purchase sufficient quantities of human plasma to support the commercialization of the products it seeks to produce with the Cascade. However, Hemosol may need to develop alternative sources of plasma if its primary supplier(s) are unable to meet the Company's requirements.

Outlook The Company expects to incur losses in 2004 and 2005 from operations until it is able to commercialize HEMOLINK and/or products developed under its strategic alliance with ProMetic. The Company also continues to advance a number of initiatives to generate revenue in the near-term through the provision of manufacturing services at the Meadowpine Facility to third parties in the life sciences sector

In April 2003, the Company took proactive steps to reduce its monthly burn-rate by approximately $2.0 million to an average monthly burn-rate of approximately $1.2 million for the second half of 2003. The Company's monthly burn-rate for the first half of 2004 will continue to be in line with the second half of 2003, with fluctuations resulting for achievements of milestone payments to ProMetic. Operating expenses beyond this period will depend on a number of factors and guidance will be updated accordingly.

In addition to the continued analysis of data with respect to HEMOLINK, the Company continues to pursue a number of strategic opportunities with respect to the commercialization of its pipeline of oxygen therapeutics and drug delivery products as well as opportunities related to the utilization of the Meadowpine manufacturing facility

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to the Company. Many of the significant risks related to the Company are described in Item 1 of our Form 20-F filing with the SEC.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND AUDITORS' REPORT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Hemosol Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Hemosol Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all its members are outside directors, The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

Financial statements have been audited by Ernst & Young LLP, the external auditors, on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Lee Hartwell
President & Chief Executive Officer

AUDITORS' REPORT

To the Shareholders of Hemosol Inc.

We have audited the consolidated balance sheets of **Hemosol Inc.** [A Development Stage Company] as at December 31, 2003 and 2002 and the consolidated statements of loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 10, 2004.

Ernst & Young LLP
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Toronto, Canada,
March 10, 2004.

Ernst & Young LLP
Chartered Accountants

Hemosol Inc. [A Development Stage Company] - Incorporated under the laws of Ontario

CONSOLIDATED BALANCE SHEETS

See Note1 — Basis of Presentation

As at December 31
(in thousands of dollars)

	2003	2002
	$	$
ASSETS *[note 10[a]]*		*[restated - note 2]*
Current		
Cash and cash equivalents	**8,125**	17,579
Cash held in escrow *[notes 8[a] and 11]*	**448**	5,000
Amounts receivable and prepaids *[note 8[c]]*	**735**	1,077
Inventory *[note 3]*	**1,274**	2,877
Total current assets	**10,582**	26,533
Property, plant and equipment, net *[note 4]*	**83,881**	88,907
Patents and trademarks, net *[note 5]*	**1,368**	2,176
License technology *[note 6]*	**2,520**	—
Deferred charges, net *[note 7]*	**2,026**	6,696
Total other assets	**89,795**	97,779
	100,377	124,312
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**3,394**	15,249
Short-term debt *[note 10]*	**20,000**	—
Debentures payable *[note 11]*	—	5,000
Total current liabilities	**23,394**	20,249
Commitments and contingencies *[notes 4, 12 and 14]*		
Shareholders' equity		
Common shares *[note 2[b] and 8[a]]*	**305,983**	303,463
Non-employee warrants and options *8[b]]*	**15,642**	10,300
Contributed surplus	**8,535**	8,535
Deficit	**(253,177)**	(218,235)
Total shareholders' equity	**76,983**	104,063
	100,377	124,312

See accompanying notes

On behalf of the Board:

E. Rygiel

Edward K. Rygiel
Chairman of the Board
and Director

Lee Hartwell
President & Chief Executive Officer

Hemosol Inc. [A Development Stage Company]

CONSOLIDATED STATEMENTS OF LOSS

Years ended December 31

(in thousands of dollars, except per share data)	**2003**	2002	2001
	$	$	$
EXPENSES			
Research and development			
Scientific and process *[note 3]*	**10,773**	15,271	18,386
Regulatory and clinical	**5,817**	17,173	11,771
Administration	**6,586**	6,115	5,137
Marketing and business development	**1,760**	6,018	5,561
Support services	**1,297**	2,602	1,594
Write-off of property, plant and equipment *[note 4[v]]*	**4,654**	—	—
Write-off of patents and trademarks *[note 5]*	**846**	—	—
Foreign currency translation loss (gain)	**380**	246	(970)
Loss from operations	**32,113**	47,425	41,479
Amortization of deferred charges *[note 7]*	**5,009**	1,587	360
Write-off of deferred charges *[note 7]*	**—**	6,453	—
Interest income	**(153)**	(842)	(3,488)
Interest expense	**688**	—	—
Miscellaneous income *[note 13]*	**(2,871)**	—	—
Loss before income taxes	**34,786**	54,623	38,351
Provision for income taxes *[note 9]*	**156**	211	226
Net loss for the year	**34,942**	54,834	38,577
Basic and diluted loss per share	**$ 0.75**	$ 1.23	$ 0.98
Weighted average number of common shares outstanding *[000's]*	**46,837**	44,514	39,215

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended December 31

(in thousands of dollars)	**2003**	2002	2001
	$	$	$
Deficit, begining of year as orginally presented	**(240,761)**	(183,858)	(136,388)
Adjustment for change in accounting policy *[note 2[b]]*	**22,526**	20,457	11,564
Deficit, beginning of year as restated	**(218,235)**	(163,401)	(124,824)
Net loss for the year	**(34,942)**	(54,834)	(38,577)
Deficit, end of year	**(253,177)**	(218,235)	(163,401)

See accompanying notes

Hemosol Inc. [A Development Stage Company]

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31

(in thousands of dollars)	2003	2002	2001
	$	$	$
OPERATING ACTIVITIES			
Net loss for the year	(34,942)	(54,834)	(38,577)
Add (deduct) items not involving cash			
Amortization of property, plant and equipment	2,276	2,450	2,303
Write-off of property, plant and equipment *[note 4[v]]*	4,654	—	—
Amortization of patents and trademarks	134	115	74
Write-down of patents and trademarks *[note 5]*	846	—	—
Amortization of deferred charges	5,009	1,587	360
Write-off of deferred charges *[note 7]*	—	6,453	—
Write-down of inventory *[note 3]*	1,676	—	—
Expense for non-employee stock options	—	—	134
Gain on sale of equipment *[note 4[iii]]*	(1,100)	—	—
Foreign currency translation gain (loss)	(79)	52	(42)
	(21,526)	(44,177)	(35,748)
Net change in non-cash working capital balances related to operations *[note 16]*	(5,129)	3,818	(2,186)
Cash used in operating activities	(26,655)	(40,359)	(37,934)
INVESTING ACTIVITIES			
Patent and trademark costs	(172)	(327)	(568)
Purchase of short-term investments	—	—	(87,647)
Proceeds on sale of equipment	1,100	—	—
Sale of short-term investments	—	67,052	20,595
Purchase of property, plant and equipment	(8,361)	(31,699)	(38,415)
Cash provided by (used in) investing activities	(7,433)	35,026	(106,035)
FINANCING ACTIVITIES			
Proceeds on issuance of common shares	—	22,170	113,078
Proceeds on issuance of series A special warrants	5,021	—	—
Proceeds on issuance of series B special warrants	448	—	—
Proceeds from short-term debt	20,000	—	—
Payment of share issue costs	(466)	(1,351)	(8,393)
Payment of debentures	(5,000)	—	—
Payment of debt issue costs	—	(640)	—
Proceeds on issuance of debentures	—	5,000	—
Cash put in escrow	(448)	(5,000)	—
Cash released from escrow	5,000	—	—
Cash provided by financing activities	24,555	20,179	104,685
Effect of exchange rates on cash and cash equivalents	79	(52)	42
Net increase (decrease) in cash and cash equivalents during the year	(9,454)	14,794	(39,242)
Cash and cash equivalents, beginning of year	17,579	2,785	42,027
Cash and cash equivalents, end of year	8,125	17,579	2,785

See accompanying notes

[All dollar amounts in thousands, except as noted]

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hemosol Inc. [the "Company" or "Hemosol"] is an integrated biopharmaceutical company developing a family of products for the treatment of human hemoglobin deficiencies and the discovery, development and manufacture of a wide array of products derived from human blood proteins. To date, the Company has not earned significant revenues and is considered to be an enterprise in the development stage.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The impact of material differences between Canadian and U.S. generally accepted accounting principles is set out in note 19. Significant accounting policies are as follows:

Basis of presentation These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company in its development stage has incurred cumulative net losses since inception, including a net loss of $34,942 in 2003, an accumulated deficit of $253,177 and a working capital deficit of $12,812 as at December 31, 2003.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on it's own or with partners.

On March 13, 2003, based on the recommendation of the Company's Data Safety Monitoring Board [the "DSMB"], the Company elected to halt enrolment in its cardiac surgery trial HLK 213/304 at 152 patients in order to fully review the safety data. The DSMB's comments were based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. As a precaution, the Company also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery. On June 11, 2003, the Company completed an internal review of data generated from its cardiac trial HLK 213/304 for the use of HEMOLINK in patients undergoing cardiac bypass grafting ["CABG"] surgery. The review confirmed the observation made by the DSMB of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups in the HLK 213/304 trial with a higher number occurring in the HEMOLINK group.

On February 12, 2004, Hemosol announced that it had entered into an agreement [the "Arrangement Agreement"] with MDS Inc. ["MDS"] under which Hemosol will benefit from its existing accumulated income tax losses and other tax assets through a reorganization of Hemosol's business and certain MDS assets. MDS is a shareholder with greater than 10% shareholding in Hemosol, has a number of appointees to the Board of Directors and has guaranteed Hemosol's $20 million credit facility. The transaction will involve a cash payment to Hemosol of $16 million along with certain other considerations *[note 18[b]]*.

The Company intends to exercise its option to extend its $20 million credit facility currently expiring on October 1, 2004 to May 25, 2005, subject to regulatory approval.

The Company is actively pursuing opportunities to generate revenues and reduce its cash burn over the short to mid-term by using its Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products.

The Company believes that it will successfully conclude these transactions and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time which casts substantial doubt on the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

Basis of consolidation The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

Interests in jointly controlled enterprises are consolidated using the proportionate consolidation method. Under this method, the Company's proportionate share of the jointly controlled enterprise's revenues, expenses, assets and liabilities are included in the consolidated financial statements.

Cash and cash equivalents The Company considers all highly liquid instruments with maturities of 90 days or less at date of acquisition to be cash equivalents. As at December 31, 2003, cash and cash equivalents included cash equivalents of $5.1 million [2002 - $16.8 million] with effective interest rates of 2.76% [2002 - 2.29%].

Short-term investments Short-term investments are generally held to maturity. Short-term investments are liquid investments with maturities between 90 days and one year from the date of acquisition and are valued at the lower of cost and market value.

Inventory Inventory consists of raw materials that can be used in production for commercial or research purposes. Inventory is valued at the lower of direct acquisition cost, determined on a first-in, first-out basis, and replacement cost.

Investment tax credits Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for the investment tax credits using the cost reduction method.

Patents and trademarks Patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 17 years. Management periodically reviews the carrying value of its patents and trademarks and writes down the costs associated with a specific patent when the value is determined to be impaired.

Property, plant and equipment Property, plant and equipment are recorded at cost, less accumulated amortization and related investment tax credits. Amortization commences when property, plant and equipment are available for use and is provided using the straight-line method at the following annual rates, which are designed to charge operations with the cost of the assets over their estimated useful lives as follows:

Building and building services equipment	25 years
Technical equipment	5 - 15 years
Furniture and fixtures	5 years
Computer equipment	3 years
Leasehold improvements	over term of lease

Assets under construction or validation for commercial purposes are not amortized until available for use.

Management reviews the carrying amount of property, plant and equipment and intangible assets with finite lives if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets. If the carrying amount is not recoverable, the Company would recognize an impairment loss equal to the amount that the carrying value of a group of assets exceeds their fair value.

Income taxes The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse.

Research and development costs Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless a development project meets Canadian generally accepted accounting criteria for deferral and amortization. No development costs have been deferred to date.

Deferred debt issue costs Deferred debt issue costs represent the costs related to the establishment of the Company's credit facilities. The costs are being amortized over the expected term of the facility. Upon early termination of a credit facility, the unamortized balance of debt issue costs is written off.

Foreign currency translation For integrated foreign operations, monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rates while non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated using the average exchange rate for the fiscal year. Realized and unrealized foreign exchange gains or losses are included in the consolidated statements of loss and deficit.

Monetary assets and liabilities of the Company's domestic operations denominated in foreign currencies are translated into Canadian dollars using exchange rates at the year end while non-monetary assets and liabilities are translated using exchange rates in effect on the date of the transaction. Revenue and expenses are translated at the rates of exchange in effect on the dates of the transactions. Gains or losses arising from the translation of foreign currencies are included in the consolidated statements of loss and deficit.

Loss per share Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore options and warrants are excluded from the computation.

Stock-based compensation The Company has two stock-based compensation plans, which are described in note 8. Stock options and warrants awarded to non-employees on or after January 1, 2002 are accounted for using the fair value method. Stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method *[note 2[a]]*. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Fair value is calculated using the Black-Scholes model with the assumptions described in note 8. Consideration paid on the exercise of stock options and warrants is credited to share capital.

Use of estimates The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include reserves for amounts receivable and inventory, basis for stock-based compensation, impairment of patents and trademarks and other long-lived assets and the useful lives of long-lived assets.

2. CHANGES IN ACCOUNTING POLICY

[a] Stock-based compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method for stock-based compensation in accordance with the recommendations of "Stock-Based Compensation and Other Stock-Based Payments" Section 3870, issued by The Canadian Institute of Chartered Accountants. Previously, no compensation expense was recognized for stock options granted to employees. Under the new policy, compensation expense for employee stock options is accounted for using the fair value method as described in note 1. The impact to net loss during 2003 or shareholders' equity at December 31, 2003 as a result of the change in accounting policy was immaterial.

[b] Share issue costs

Effective January 1, 2003, the Company retroactively changed its method of accounting for share issue costs to record proceeds on issuance of shares net of share issue costs in share capital in order to harmonize with United States Generally Accepted Accounting Principles ["U.S. GAAP"]. Previously, the Company recognized these costs as a reduction of deficit. For the years ended December 31, 2001, 2002 and 2003, the effect of the change in accounting policy was that opening deficit decreased by $11,564, $20,457 and $22,526, respectively. As at December 31, 2001, 2002 and 2003 the effect of the change in accounting policy was to decrease share capital and decrease the deficit by $20,457, $22,526 and $23,065, respectively.

[c] Impairment of long-lived assets

On January 1, 2003, the Company adopted prospectively the recommendations of "Impairment of Long-Lived Assets" Section 3063, issued by The Canadian Institute of Chartered Accountants. Section 3063 requires that management review the carrying amount of property, plant and equipment and intangible assets with finite lives if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets. If the carrying amount is not recoverable, the Company would recognize an impairment loss equal to the amount that the carrying value of a group of assets exceeds their fair value. The adoption of this accounting standard as of January 1, 2003 had no material impact on the Company's financial position, results of operations or cash flows.

3. INVENTORY

During 2003, the Company wrote off inventory in the amount of $1,676 which mainly relates to perishable materials related to the production of HEMOLINK *[note 1]*.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

		2003		2002
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Land	**2,782**	**—**	2,782	—
Building and building services equipment	**17,193**	**1,362**	17,154	676
Technical equipment *[ii], [v]*	**73,484**	**9,705**	76,292	8,910
Furniture and fixtures	**2,538**	**1,352**	2,526	959
Computer equipment *[iv]*	**1,930**	**1,656**	2,051	1,473
Leasehold improvements *[iii]*	**155**	**126**	8,322	8,202
	98,082	**14,201**	109,127	20,220
Less accumulated amortization *[i]*	**14,201**		20,220	
Net book value	**83,881**		88,907	

[i] Amortization of property, plant and equipment for the year ended December 31, 2003 was $2,276 [2002-$2,450; 2001-$2,303].

[ii] Technical equipment is still undergoing construction to prepare for ProMetic production. The carrying value of the assets considered to be unavailable for use is approximately $62,000.

[iii] On December 1, 2003, the Company cancelled the lease on its pilot facility for nil expense. The Company also sold equipment from its pilot facility, with a net book value of nil, for proceeds of $1,100 *[note 13]*. Cost and accumulated amortization of the pilot facility sold were $8,168.

[iv] During the year, the Company sold fully-amortized computers for minimal value, with cost and accumulated amortization of $127.

[v] During the year, the Company wrote off costs of $4,654 for impaired equipment related to the commercial production of HEMOLINK *[note 1]*.

5. PATENTS AND TRADEMARKS

Patents and trademarks consist of the following:

	2003	2002
	$	$
Patent and trademark costs	**2,108**	2,782
Less accumulated amortization	**740**	606
Net book value	**1,368**	2,176

Amortization of patents and trademarks for the year ended December 31, 2003 was $134 [2002 - $115; 2001 - $74]. During the year the Company wrote off costs determined to have no future benefit in the amount of $846.

6. LICENSE TECHNOLOGY

On December 3 2003, the Company entered into a binding memorandum of understanding [the "ProMetic MOU"] with ProMetic, a wholly owned subsidiary of ProMetic Life Sciences Inc., that will involve Hemosol licensing the plasma separation technology [the "Cascade"] developed by ProMetic and its strategic partner, the American National Red Cross. Hemosol will use this technology to manufacture products for sale into the North American market. Commercial sales of therapeutic products manufactured by the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated. As consideration for entering into the binding ProMetic MOU, Hemosol issued 2,000,000 common shares to ProMetic recorded at $1.26 per share. This represents the average closing market price per share from December 1 to December 5, 2003, inclusive. The Company has also agreed to pay ProMetic milestone payments with a maximum aggregate value of approximately $15,500 plus an additional 1,000,000 common shares. These milestone payments will be due and payable by Hemosol to ProMetic following the execution of a definitive license agreement, and upon the achievement of four separate predetermined technical and regulatory milestones as follows:

Milestones	**Payment $ million**
Signature of Definitive License Agreement	$1.5
	1 million common shares of Hemosol
Process Definition of the Cascade at Pilot-Scale [30L Plasma Batch Size and targeted yields to be defined as part of the License]	$4.0
First Investigational New Drug for Clinical Trial Supply by Hemosol for investigational product	$2.5
Production of Conformance Lots for First Commercial Product in Hemosol Facility	$2.5
Licensure of First Product	$5.0

In addition to the license fee, the ProMetic MOU also provides that Hemosol will pay ProMetic royalty fees of 8% of net sales of products produced using the Cascade to resellers and a royalty of 5% of net sales of products produced using the Cascade to end-users, both on a worldwide basis.

7. DEFERRED CHARGES

Deferred charges consist of the following:

	2003	2002
	$	$
Deferred debt issue costs	7,545	7,545
Deferred share issue costs	339	—
Less accumulated amortization	5,858	849
Net book value	**2,026**	6,696

Deferred debt issue costs represent costs related to the establishment of the Company's $20 million credit facility *[note 10[a]]* in 2002. The non-cash portion of these costs related to warrants issued during 2002 *[note 8[a]]* amounting to $7,080. Amortization of deferred debt issue costs for the year ended December 31, 2003 was $5,009 [2002 - $1,587; 2001 - $360]

Deferred debt issue costs in 2001 relate to the establishment of the Company's $35 million senior credit facility and $12.5 million subordinate credit facility. Total deferred debt issue costs of $6,453 were written off during 2002 as a result of the cancellation of these facilities.

Deferred share issue costs represent costs related to the issuance of common shares and warrants that closed on January 22, 2004 *[note 8]*. These costs are not subject to amortization and will be charged against the gross proceeds of the related issuance of common shares.

8. SHARE CAPITAL

[a] Common shares

Authorized

Unlimited special shares, issuable in series

51,786 Series D special shares, voting, ranking equally with common shares

Unlimited common shares

The changes in common shares are as follows:

	2003		2002		2001	
	#	$	#	$	#	$
			[restated - note 2]		*[restated - note 2]*	
Balance, beginning of year	**46,103,784**	**303,463**	40,993,861	282,644	32,269,901	178,459
Issued for cash	—	—	4,900,000	20,694	8,050,000	99,785
Issued as share issue costs			159,250	—	—	—
Issued to acquire license technology *[note 6]*	2,000,000	2,520				
Employee options exercised for cash	—	—	46,523	80	296,860	1,435
Issue of common shares under employee share purchase plan for cash	—	—	4,150	45	33,400	264
Non-employee warrants and options exercised for cash	—	—	—	—	343,700	2,701
Balance, end of year	**48,103,784**	**305,983**	46,103,784	303,463	40,993,861	282,644

On March 1, 2001, the Company issued 7,000,000 common shares at a purchase price per common share of $13.50 for gross proceeds of $94,500, less share issue costs of $8,890. In addition, the Company granted 1,050,000 over-allotment options entitling the underwriters to purchase one common share at a price of $13.50 during the period ended March 31, 2001. During 2001, all 1,050,000 over-allotment options were exercised for gross proceeds of $14,175.

On April 18, 2002, the Company issued 4,900,000 common shares and 2,450,000 common share purchase warrants for gross proceeds of $22,050 less share issue costs of $1,356. In addition, 159,250 common shares were issued as payment for $718 of share issue costs. Each warrant entitles the holder to purchase one common share at a price of $5.50 per common share at any time until their expiry date on April 18, 2003. The warrants are subject to redemption by the Company at nominal consideration commencing six months after closing if the common share price is greater than $8.00 for 20 consecutive trading days. During 2003, all 2,450,000 common share purchase warrants expired unexercised.

On December 3, 2003, the Company entered into the ProMetic MOU and as consideration, Hemosol issued 2,000,000 common shares to ProMetic. The common shares have been recorded at $1.26 per share *[note 6]* which amounts to a total consideration of $2,520.

[b] Non- employee warrants and options

The changes in non-employee warrants and options are as follows:

	2003		2002		2001	
	#	$	#	$	#	$
			[restated - note 2]		*[restated - note 2]*	
Balance, beginning of year	**8,977,500**	**10,300**	727,222	3,034	1,111,872	2,900
Issued	**7,841,800**	**5,342**	8,557,500	7,890	20,000	134
Exercised	—	—	—	—	(343,700)	—
Cancelled	—	—	(85,000)	(624)	—	—
Expired	**(2,450,000)**	—	(222,222)	—	(60,950)	—
Balance, end of year	**14,369,300**	**15,642**	8,977,500	10,300	727,222	3,034

During 2002, the Company granted 2,500 options [2001 - 20,000] with a fair value determined using the Black-Scholes option pricing model of nil [2001 - $134] to external consultants for services performed. These options have an expiry date of 10 years from issuance and vest over a three-year period. The fair value of these options is included in net loss for the year. To date, none of these options have been exercised.

On April 22, 2002, the Company entered into an amending agreement ["Amended Facility"] with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility *[note 10[b]]*. In connection with the finalization of the Amended Facility, the Company cancelled 85,000 common share purchase warrants at an exercise price of $18.00 per share previously issued on November 10, 2000 in connection with the original facility, and subsequently issued 105,000 new common share purchase warrants at an exercise price of $6.31 per share which are exercisable at any time until their expiry date on April 22, 2007. The difference in fair value between the new and cancelled options determined using the Black-Scholes option pricing model of approximately $186 is included in net loss for the year ended December 31, 2002. To date, none of these warrants have been exercised.

On November 22, 2002, the Company issued 6,000,000 common share purchase warrants at an exercise price of $1.00 per share in connection with the finalization of the $20 million credit facility *[note 10[a]]*. These warrants have been recorded at an estimated fair value of $7,080 using the Black-Scholes option pricing model and are exercisable, in whole or in part, on or prior to the later of: November 22, 2005; and, if the guarantee is extended beyond the initial term, twelve months following the date upon which the credit facility is repaid in full. The repayment date of the credit facility is October 1, 2004. To date, none of these warrants have been exercised.

On November 28, 2003, the Company issued 7,200,000 series A special warrants and 641,800 series B special warrants for total gross proceeds of $5,881, less share issue costs of $539. Of these proceeds, $448 representing net proceeds from the series B special warrants were received into escrow and subsequently paid to the Company on January 23, 2004, after shareholder approval was obtained.

On January 22, 2004, shareholder approval was obtained and both series of warrants were exercised, with no additional consideration, for 7,841,800 common shares and 3,920,890 common share purchase warrants *[note 18[a]]*.

[c] Employee stock purchase plan

During 1999, the Company implemented an employee stock purchase plan [the "ESPP"] to enable non-management employees to purchase shares in the Company at 90% of the then current stock price as defined in the ESPP. The ESPP also provides non-interest bearing loans to designated employees to be used to subscribe for common shares. Loans are repayable over a maximum three-year period. Employees shall have one year from the date on which they are notified of eligibility to participate in the ESPP. In June 2002, the ESPP was suspended and subsequently terminated.

During the year ended December 31, 2003, no common shares [2002 - 4,150; 2001 - 33,400] were issued to employees under the ESPP for nil gross proceeds [2002 - $45; 2001 - $264]. Upon suspension of the ESPP, all outstanding loans were forgiven, and the underlying securities collateralizing the loans being approximately 27,000 common shares were sold by the Company. The difference between the carrying value of the loans and the fair market value of the shares to be sold was $205 which was written off during 2002.

[d] Employee stock option plan

The Company has granted options to purchase common shares of the Company to certain of its directors, executive officers and key employees. The purpose of the stock option plan is to attract, encourage and increase the incentive for continued service of the Company's directors, officers and key employees.

The options expire 10 years from the date of issuance. Options granted prior to December 7, 2000 vest over a four-year period and options granted on or subsequent to December 7, 2000 vest over a three-year period. The exercise price of the warrants is the market price of the common shares on the date immediately preceding the date of the grant. The aggregate number of common shares authorized for issuance under the stock option plan is 3,031,712.

During 2003, no options [2002 - 46,523; 2001 - 296,860] were exercised for cash consideration [2002 - $80; 2001 - $1,435].

In October 2003, the Company's Board of Directors approved the grant of an aggregate of 2,766,225 options to certain of the Company's executives, which options [a] may be exercised to purchase common shares at an exercise price of $0.90 per share, [b] shall fully vest on October 29, 2004 subject to the Company attaining certain prescribed targets and [c] shall otherwise be subject to the terms and conditions of the Company's stock option plan. In addition, in December 2003, the Company's Board of Directors approved the grant of an aggregate of up to 775,000 options to the Company's directors and non-executive employees, which options may be exercised to purchase common shares at an exercise price of $1.60 per share and shall be subject to the terms and conditions [including vesting] of the Company's stock option plan. All of these options were approved subject to shareholder and regulatory approval. For these options the date of grant will be recorded at the time shareholder and regulatory approvals are obtained.

A summary of the status of the Company's employee stock option plan as at December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

	2003		2002		2001	
	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $
Outstanding, beginning of year	2,482,245	7.20	2,112,922	9.05	1,812,665	8.81
Granted	27,613	2.15	715,750	2.70	793,700	8.24
Exercised	—	—	(46,523)	1.73	(296,860)	4.83
Forfeited	(928,106)	7.48	(299,904)	10.32	(196,583)	9.85
Outstanding, end of year	1,581,752	6.95	2,482,245	7.20	2,112,922	9.05
Options exercisable, end of year	1,042,012	7.48	957,063	8.45	757,653	7.74

The following table summarizes information relating to the employee stock options as at December 31, 2003:

	Outstanding			Exercisable	
Range of exercise prices **$**	**#**	**Weighted average remaining contractual life** **[years]**	**Weighted average exercise price** **$**	**#**	**Weighted average exercise price** **$**
2.00 to 3.00	**539,433**	**7.08**	**2.24**	**301,693**	**2.22**
3.01 to 4.50	**91,180**	**7.22**	**4.15**	**41,150**	**4.12**
4.51 to 6.75	**486,797**	**5.91**	**5.75**	**357,048**	**5.74**
6.76 to 10.00	**73,000**	**4.71**	**7.39**	**47,649**	**7.46**
10.01 to 15.00	**63,040**	**7.10**	**12.53**	**41,370**	**12.50**
15.01 to 22.60	**328,302**	**6.72**	**16.07**	**253,102**	**15.94**
2.00 to 22.60	**1,581,752**	**6.55**	**6.95**	**1,042,012**	**7.48**

The Company does not recognize compensation expense for stock options granted to employees prior to January 1, 2003. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company prior to January 1, 2003.

	2003	2002	2001
	$	$	$
Net loss as reported	(34,942)	(54,834)	(38,577)
Estimated stock-based compensation costs	(2,055)	(1,615)	(2,644)
Pro forma net loss	(36,997)	(56,449)	(41,221)
Pro forma basic and diluted loss per common share	(0.79)	(1.27)	(1.06)
Weighted average fair value of stock options granted during the year	1.59	1.78	7.77

The fair values of all options granted during the following years were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected option life [years]	5	5	5
Volatility	1.080	0.714	0.659
Risk-free interest rate	3.6%	3.2%	4%
Dividend yield	—	—	—

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

9. INCOME TAXES

The provision for income taxes differs from those that would be obtained by applying the statutory rates as a result of the following:

	2003	2002	2001
	$	$	$
Loss before income taxes	34,786	54,776	38,351
Statutory rates	36.62%	38.62%	42.72%
Expected income tax recovery	(12,739)	(21,154)	(16,376)
Permanent differences	29	28	28
Large Corporations Tax	156	211	226
Portion of future tax assets not recognized	13,332	21,067	16,348
Other	(622)	—	—
Provision for income taxes	156	211	226

Significant components of the Company's future tax assets and liabilities as at December 31 are as follows:

	2003	2002
	$	$
Future tax assets		
Non-capital losses	**18,400**	8,118
Investment tax credits	**23,261**	24,733
Scientific research and experimental development expenses	**74,000**	55,745
Share issue costs	**4,231**	2,712
Federal property, plant and equipment and patents and trademarks	**2,800**	427
	122,692	91,735
Valuation allowance	**(119,645)**	(91,735)
	3,047	—
Future tax liabilities	**—**	—
Property, plant and equipment and patents and trademarks	**(3,047)**	—
Net future tax assets	**—**	—

The provision for income taxes recorded during fiscal 2003 of $156 [2002 - $211; 2001 - $226] relates to Large Corporations Tax and U.S. Federal income tax payable.

The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years' taxable income. The potential income tax benefits associated with these expenditures have not been recorded in the accounts. The total of such expenditures accumulated to December 31, 2003 is approximately $205,000 [2002 - $185,000; 2001 - $150,000].

At December 31, 2003, the Company has accumulated tax losses for federal and provincial purposes in Canada. The Company also has unclaimed Canadian scientific research investment tax credits. The losses and investment tax credits can be used to offset future years' Canadian taxable income. See subsequent event note 18 [b]. The tax losses and investment tax credits expire as follows:

	Federal	Ontario	Investment tax credits
	$	$	$
2004	—	2,016	1,820
2005	2,446	5,911	1,908
2006	3,695	9,018	1,743
2007	—	4,522	2,151
2008	9,933	9,933	2,118
2009	3,035	23,240	3,077
2010	12,209	27,645	5,122
2011	—	—	5,332
2012	—	—	8,045
2013	—	—	1,606

10. SHORT-TERM DEBT

[a] $20 million credit facility

On October 25, 2002, the Company entered into a credit facility agreement [the "Facility"] with the Bank of Nova Scotia in the amount of $20 million. The initial term of the Facility is 18 months, extendible to 30 months from the date of the agreement. The Facility is guaranteed by MDS [the "Guarantee"], a related party, and is collateralized by a fixed and floating charge over all the assets of the Company. Under the Guarantee, MDS is subrogated to and takes an assignment of the rights and remedies of the Bank of Nova Scotia under the Facility. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, or a bankers' acceptance fee of 2% per annum, with interest payable monthly. In December 2003, the Guarantee was extended to October 21, 2004 and the expiry date of the Facility was extended from May 25, 2004 to October 1, 2004.

In consideration for providing the Guarantee, 6,000,000 warrants were issued to MDS during the year ended December 31, 2002. Subject to shareholder and regulatory approval, an additional 4,000,000 warrants may be issued to MDS on or after May 25, 2004, but by August 25, 2004. Should all 4,000,000 additional warrants be issued prior to August 25, 2004, the term of the Guarantee shall be automatically extended from October 21, 2004 to June 20, 2005 and the Facility expiry date will be extended from October 1, 2004 to May 25, 2005. In the event that such 4,000,000 additional warrants are not issued to MDS by August 25, 2004 and the term of the Guarantee is not extended beyond October 21, 2004, the Company shall have no further obligation to issue any additional warrants.

On January 22, 2004 a special meeting of the shareholders of the Company was held at which the shareholders adopted a resolution authorizing the Company to issue, subject to regulatory approval, the additional 4,000,000 warrants. As part of the transaction announced on February 12, 2004 *[note 18[b]]*, subject to shareholder approval and completion of the transaction, 500,000 of the unvested warrants issued in 2002 will be cancelled and 2,000,000 warrants of the additional 4,000,000 will no longer be required to be issued. The remaining warrants' exercise price will be reduced to $0.96 each. All other terms remain unchanged.

The terms of the warrants are as follows:

Number \#	Vesting dates	Exercise price $	Expiry dates
5,000,000	November 22,2002	1.00	On the later of: [i] November 22, 2005; and [ii] If the Facility is not repaid by February 22, 2004, then the earlier of twelve months following the date upon which the Facility is repaid in full, and November 22, 2007.
1,000,000	333,333 February 22, 2004 333,333 March 22, 2004 333,334 April 22, 2004	1.00	On the earlier of: [i] The third anniversary date of the vesting date; and [ii] If the Facility is not repaid by February 22, 2004, then the earlier of twelve months following the date upon which the Facility is repaid in full, and November 22, 2007.
4,000,000	Evenly over the twelve month period from May 22, 2004 to April 22, 2005 [subject to regulatory approval]	1.00	On the earlier of: [i] The third anniversary date of the vesting date; and [ii] November 22, 2007.

The Company has recorded deferred charges related to the first 6,000,000 warrants at their fair value of $7,080 *[note 7]*, to be amortized over the initial term of the Facility. Should the term of the Facility be extended, the remaining 4,000,000 warrants will be fair valued and recorded in expense as they are issued. The fair values of the warrants were estimated using the Black-Scholes option pricing model with the following assumptions: expected option life of 3 years, expected volatility of 1.004, risk free interest rate of 3%, and expected dividend yield of nil.

[b] $35 million senior credit facility

On April 22, 2002, the Company entered into the Amended Facility with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility. The Facility replaced the Amended Facility. As a result, in connection with the finalization of the Facility, the Company notified the National Bank of Canada and the Bank of Nova Scotia that it will terminate all of its obligations under the Amended Facility. During 2002, the Company wrote off deferred charges related to this Amended Facility in the amount of $3,381, of which $685 related to the valuation of warrants at the time of amendment. The remaining $2,696 related to cash debt issue costs.

[c] $12.5 million subordinate credit facility

During 2002, the Company terminated all of its obligations under the subordinate credit facility. On June 30, 2002, the Company wrote off deferred debt issue costs related to the termination of the Company's subordinate credit facility in the amount of $3,072, of which $2,100 related to the valuation of warrants at the time of amendment. The remaining $972 related to cash debt issue costs.

11. DEBENTURES PAYABLE

In December 2002, Hemosol Research Corporation, a wholly-owned subsidiary of the Company, entered into a joint venture with a third party. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10,000 cash in escrow in 1555195 Ontario Inc. in exchange for debentures. The Company's proportionate share of the cash and debentures has been included in the consolidated financial statements for the year ended December 31, 2002. On April 14, 2003, 1555195 Ontario Inc. repaid the $10,000 debentures plus interest expense of $80. All obligations under the debentures were terminated. 155195 Ontario Inc. does not hold any other assets or liabilities.

12. LICENCE AGREEMENTS

The Company has entered into a licence agreement with the Canadian Department of National Defence dated July 30, 1986, as amended and restated March 1, 1999, pursuant to which it was granted exclusive world-wide licences to certain inventions and processes related to HEMOLINK. The agreement expires upon the latter of [i] the expiry of the patent rights licensed thereunder and [ii] the expiry of any patents obtained by the Company related to the patent rights licensed by the Canadian Department of National Defence.

Under this agreement, the Company would be required to pay royalties at rates based upon the net selling price of any products which may be produced which embody these licensed technologies, as well as a percentage of any consideration received for sub-licensing such technologies.

This agreement also commits, and the Company is paying, a minimum annual royalty at the greater of $10 or 20% of royalties due in the immediately preceding year. The Company has the right to commute future royalties in consideration of the payment of the greater of $4,000 or five times the previous year's annual royalties.

13. MISCELLANEOUS INCOME

Miscellaneous income includes: [i] net proceeds received from an insurance policy in July 2003 in the amount of $1,739; [ii] the sale of equipment for net proceeds of $1,100 and [iii] other amounts of $32.

14. LEASE COMMITMENTS

The future minimum annual lease payments under operating lease agreements for equipment in aggregate for the years ending December 31 are approximately as follows:

	$
2004	218
2005	175
2006	93
2007	76
2008	13
Thereafter	—
	575

15. RESEARCH AND DEVELOPMENT PROJECT

Hemosol has a diverse pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of Hemosol's scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin, a protein, has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

As a means of establishing its own source of human hemoglobin, Hemosol has been conducting discovery research in expanding human blood-forming stem cells through cell culture. These efforts have led to methods to induce an established cell line to produce high levels of human hemoglobin, as well as the development of a T cell therapy for the treatment of cancer. The identification of factors affecting blood cell growth and development are the direct result of Hemosol's activities in stem cell research.

Research and development costs cumulative from July 11, 1985 though December 31, 2003 related to HEMOLINK amounted to $182,215.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

	2003	2002	2001
	$	$	$
Amounts receivable and other assets	**342**	2,079	(1,189)
Inventory	**(73)**	(1,146)	(1,096)
Accounts payable and accrued liabilities	**(5,398)**	2,885	99
	(5,129)	3,818	(2,186)

Non-cash transactions

The Company entered into the following non-cash activities:

[i] On October 25, 2002, the Company incurred $7,080 of deferred debt issue costs through the issuance of 6,000,000 common share purchase warrants *[notes 7 and 8[a]]*.

[ii] On April 18, 2002, the Company issued 159,250 common shares valued at $718 as payment of underwriters' fees *[note 8[a]]*.

[iii] At December 31, 2002, property, plant and equipment obligations included in accounts payable and accrued liabilities totaled $6,457 [nil in 2003].

[iv] On December 16, 2003, the Company issued 2,000,000 common shares valued at $2,520 as consideration for entering into the binding ProMetic MOU *[note 8[a]]*.

17. FINANCIAL INSTRUMENTS

Fair values

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2003 and 2002, the estimated fair values of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and short-term debt approximate their carrying values due to the short-term maturity periods of these instruments.

Foreign currency rate risk

The Company is exposed to foreign currency fluctuations to the extent that purchases are denominated in foreign currencies.

The Company has the following percentage of their assets and liabilities denominated in foreign currencies:

	2003	2002
	%	%
Cash and cash equivalents	**4**	32
Accounts payable and accrued liabilities	**6**	28

These amounts are mainly denominated in U.S. dollars.

The Company is exposed to foreign exchange rate risks with respect to these amounts. The Company currently does not use financial instruments to hedge these risks.

18. SUBSEQUENT EVENTS

[a] Share issuance

On January 22, 2004, all 7,200,000 series A special warrants and 641,800 series B special warrants were exercised for no additional consideration, after receiving shareholder approval, for 7,841,800 common shares and 3,920,890 common share purchase warrants. In addition, the Company issued 392,090 broker options as payment for share issue costs. The broker options entitle the option holders to purchase, in aggregate, 392,090 common shares and 196,045 common share purchase warrants at an exercise price of $0.75, exercisable at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a common share on the Toronto Stock Exchange ["TSX"] for 20 consecutive trading days is greater than or equal to $2.25.

Each of the common share purchase warrants entitles the holder to purchase one common share at a price of $0.90 per common share, at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the warrant holders that the volume-weighted average price of a common share on the TSX for 20 consecutive trading days is greater than or equal to $2.25. As of March 10, 2004, 199,999 common share purchase warrants have been exercised.

[b] Utilization of tax assets

On February 12, 2004, the Company announced that it has entered into an agreement with MDS, a related party, regarding a proposed reorganization of Hemosol's business that will allow Hemosol's business to benefit from a significant portion of its existing and unutilized income tax losses and other tax assets through a transaction that will result in the Hemosol business receiving $16 million of cash.

The transaction will be effected under a statutory Plan of Arrangement [the "Arrangement"] that will be subject to approval by the Superior Court of Justice of Ontario and the shareholders and warrantholders of Hemosol, as well as certain regulatory approvals. It is expected that a special meeting of the Company's shareholders and warrantholders to consider and vote on the Arrangement will be held as soon as possible and no later than April 30, 2004. The Arrangement must be approved by two-thirds of the votes cast by the shareholders and warrantholders voting at the shareholders' meeting and by the majority of the votes cast by shareholders and warrantholders, excluding MDS, voting at the meeting.

As part of the transaction, Hemosol shareholders will exchange each common share of Hemosol Inc. for one common share of Hemosol Corp., which will be the successor to substantially all of Hemosol's current business, and one Class A common share of Hemosol [to be renamed LPBP Inc. ("Labco")] which will acquire an indirect interest in the diagnostics business currently carried on by MDS. Following the transaction, Hemosol Corp. will be held by existing Hemosol shareholders on the same pro-rata basis as Hemosol Inc. was held prior to the transaction. MDS currently holds approximately 12% of the outstanding shares of Hemosol. Newly formed Hemosol Corp. will own a 93% equity interest in a new partnership that will carry on Hemosol's current and future business, with the remaining 7% being owned by Labco. MDS will hold 99.56% of the equity of Labco and existing Hemosol shareholders will hold the remaining 0.44% through the Class A common shares to be issued [representing not less than 52.5% of the voting securities of Labco]. It is a condition of closing that Hemosol Corp. be listed on the TSX and NASDAQ.

As part of the proposed reorganization of Hemosol's business, all of its existing unutilized tax assets will remain with Hemosol. However assets transferred to the new partnership controlled by Hemosol Corp. as part of the reorganization will be ascribed a value for the tax election and will be available as deductions of undepreciated capital assets. The Company estimates this value will be approximately $70 million.

Also as part of the transaction, Hemosol will decrease the total number of warrants issued, or to be issued to MDS as consideration for the previously disclosed guarantee by MDS of Hemosol's Facility, from an aggregate of 10,000,000 warrants to a total of 7,500,000 warrants [which will become Hemosol Corp. warrants], as described in note 10.

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], which differ in certain material respects from those applicable in the United States ["U.S. GAAP"].

The material differences as they apply to the Company's consolidated financial statements are as follows:

[a] Balance sheet adjustments:

	2003 $	2002 $
Patents and trademarks		
Balance under Canadian GAAP	**1,368**	2,176
Adjustment for patents and trademarks *[i]*	**(1,368)**	(2,176)
Balance under U.S. GAAP	**—**	—
License technology		
Balance under Canadian GAAP	**2,520**	—
Adjustment for license technology *[ii]*	**(2,520)**	—
Balance under U.S. GAAP	**—**	—
Deficit		
Balance under Canadian GAAP	**(253,177)**	(218,235)
Adjustment for patents and trademark *[i]*	**(1,368)**	(2,176)
Adjustment for patents and trademarks *[ii]*	**(2,520)**	—
Balance under U.S. GAAP	**(257,065)**	(220,411)

[i] Patents and trademarks

Under Canadian GAAP, patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their estimated economic life. Under U.S. GAAP, these costs are generally expensed as incurred.

[ii] License technology

Under U.S. GAAP, acquired research and development having no alternative future use must be written off at the time of acquisition. The adjustment represents the value of the license technology capitalized under Canadian GAAP.

[iii] Jointly controlled enterprise

For the 2002 consolidated financial statements, the investment in 1555195 Ontario Inc. is proportionately consolidated under Canadian GAAP. This investment is accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation available under certain conditions which permits the Company to omit disclosure of the differences in classification that arise. The joint venture in 1555195 Ontario Inc. qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

[b] The components of stockholders' equity under U.S. GAAP are as follows:

	2003	2002
	$	$
Share capital	**321,625**	313,763
Contributed surplus	**8,535**	8,535
Deficit accumulated during the development stage	**(257,065)**	(220,411)
	73,095	101,887

[c] Reconciliation of net loss under Canadian and U.S. GAAP:

	2003	2002	2001
	$	$	$
Net loss for the year, under Canadian GAAP	**(34,942)**	(54,834)	(38,577)
Adjustment for patents and trademarks *[note 19[a][i]]*	**808**	(212)	(944)
Adjustment for license technology	**(2,520)**	—	—
Net loss and comprehensive loss, under U.S. GAAP	**(36,654)**	(55,046)	(39,521)
Net loss per share, under U.S. GAAP	**$(0.78)**	$(1.24)	$(1.01)
Weighted average number of common shares outstanding, under U.S. GAAP [000's]	**46,837**	44,514	39,168

[d] Cash flow adjustments:

	2003	2002	2001
	$	$	$
Operating activities			
Balance under Canadian GAAP	(26,655)	(40,359)	(37,934)
Adjustment for patents and trademarks *[note 19[a][i]]*	(172)	(327)	(568)
Adjustment for employee stock purchase loans *[i]*	—	(382)	43
Balance under U.S. GAAP	(26,827)	(41,068)	(38,459)
Investing activities			
Balance under Canadian GAAP	(7,433)	35,026	(106,035)
Adjustment for patents and trademarks *[note 19[a][i]]*	172	327	568
Balance under U.S. GAAP	(7,261)	35,353	(105,467)
Financing activities			
Balance under Canadian GAAP	24,555	20,179	104,685
Adjustment for employee stock purchase loans *[i]*	—	382	(43)
Balance under U.S. GAAP	24,555	20,561	104,642

[i] Employee stock purchase plan

Under Canadian GAAP, loans provided to employees for the purchase of shares may be either recorded as amounts receivable or deducted from share capital, depending on certain criteria. Under U.S. GAAP, such loans must be deducted from share capital.

[e] Stock-based compensation:

On January 1, 2003, the Company prospectively adopted the recommendations of Statement of Financial Accounting Standard [SFAS"] No.123, "Accounting for Stock-based Compensation". Under the new policy, stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and net loss per share is provided below, as if these awards were accounted for using the fair value method:

	2003	2002	2001
	$	$	$
Net loss under U.S. GAAP	(36,654)	(55,046)	(39,521)
Estimated stock-based compensation costs	(2,055)	(1,615)	(2,644)
Pro forma net loss for the year	(38,709)	(56,661)	(42,165)
Pro forma net loss per share	(0.83)	(1.27)	(1.08)

[f] Development stage enterprise:

Under U.S. GAAP, specifically SFAS No. 7, "Accounting and Reporting of a Development Stage Enterprise", the following additional disclosures are required:

[i] Consolidated statement of loss and deficit:

	Cumulative from July 11, 1985 through December 31, 2003
	$
REVENUE	7,285
EXPENSES	
Research and development	199,539
Administration and support services	46,932
Marketing and business development	16,778
Write-off property, plant and equipment	4,654
Foreign exchange gain	(373)
	267,350
Loss from operations	260,065
Interest income	(15,904)
Interest expense	688
Amortization of deferred charges	6,956
Write-off of deferred charges	6,453
Miscellaneous income	(2,871)
Loss before income taxes	255,387
Provision for income taxes	620
Net loss for the period	256,007
Deficit, beginning of period	—
Dividends	933
Share redemption premium	125
Deficit, end of period	257,065

[ii] Consolidated statement of cash flows:

	Cumulative from July 11, 1985 through December 31, 2003
	$
Cash used in operating activities	(211,626)
Cash used in investing activities	(110,424)
Cash provided by financing activities	330,106
Effect of exchange rates on cash and cash equivalents	69
Net increase in cash and cash equivalents during the period	8,125

[iii] Common shares and non-employee warrants and options:

The following represents the Company's cumulative statement of shareholders' capital determined in accordance with U.S. GAAP from inception:

	Common Shares		Series A special shares	
	#	$	#	$
Balance, July 11, 1985	—	—	—	—
Issued for cash during the period July 11, 1985 to December 31, 1990, net	2,410,537	7	2,000,000	2,000
Balance, January 1, 1991	2,410,537	7	2,000,000	2,000
Issued for cash	2,217,450	2,257	—	—
Exchange of Series C special shares for common shares	910,000	3,060	—	—
Shares redeemed	(50,520)	—	—	—
Balance, January 1, 1992	5,487,467	5,324	2,000,000	2,000
Issued for cash	2,382,750	17,832	—	—
Shares redeemed	—	—	(2,000,000)	(2,000)
Balance, January 1, 1993	7,870,217	23,156	—	—
Issued for cash	3,181,500	32,735	—	—
Employee options exercised for cash	3,609	6	—	—
Shares redeemed	(24,057)	—	—	—
Balance, January 1, 1994	11,031,269	55,897	—	—
Employee options exercised for cash	28,868	49	—	—
Balance, January 1, 1995	11,060,137	55,946	—	—
Issued for cash	—	—	—	—
Employee options exercised for cash	7,218	12	—	—
Balance, January 1, 1996	11,067,355	55,958	—	—
Issued for cash	2,500,000	12,098	—	—
Employee options exercised for cash	10,000	17	—	—
Balance, January 1, 1997	13,577,355	68,073	—	—
Conversion of series D special shares	1,048,214	5,739	—	—
Balance, January 1, 1998	14,625,569	73,812	—	—
Issued for cash	2,437,594	7,059	—	—

	Series C special shares		Series D special shares		Non-employee warrants and options		Total
	#	$	#	$	#	$	$
	—	—	—	—	—	—	—
	910,000	2,002	—	—	—	—	4,009
	910,000	2,002	—	—	—	—	4,009
	—	—	—	—	—	—	2,257
	(910,000)	(2,002)	—	—	—	—	1,058
	—	—	—	—	—	—	—
	—	—	—	—	—	—	7,324
	—	—	—	—	—	—	17,832
	—	—	—	—	—	—	(2,000)
	—	—	—	—	—	—	23,156
	—	—	—	—	—	—	32,735
	—	—	—	—	—	—	6
	—	—	—	—	—	—	—
	—	—	—	—	—	—	55,897
	—	—	—	—	—	—	49
	—	—	—	—	—	—	55,946
	—	—	1,048,214	5,739	—	—	5,739
	—	—	—	—	—	—	12
	—	—	1,048,214	5,739	—	—	61,697
	—	—	—	—	—	—	12,098
	—	—	—	—	—	—	17
	—	—	1,048,214	5,739	—	—	73,812
	—	—	(1,048,214)	(5,739)	—	—	—
	—	—	—	—	—	—	73,812
	—	—	—	—	—	—	7,059

	Common Shares		Series A special shares	
	#	$	#	$
Balance, January 1, 1999	17,063,163	80,871	—	—
Issued for cash	7,616,328	25,683	—	—
Employee options exercised for cash	25,160	52	—	—
Issue of common shares under employee share purchase plan for cash	24,350	107	—	—
Non-employee warrants and options exercised for cash	40,300	129	—	—
Issued for services	—	—	—	—
Shares returned and cancelled	(100,000)	—	—	—
Balance, January 1, 2000	24,669,301	106,842	—	—
Issued for cash	7,072,333	69,636	—	—
Employee options exercised for cash	283,817	874	—	—
Issue of common shares under employee share purchase plan for cash	32,450	429	—	—
Non-employee warrants and options exercised for cash	212,000	678	—	—
Issued for services	—	—	—	—
Balance, January 1, 2001	32,269,901	178,459	—	—
Issued for cash	8,050,000	99,785	—	—
Employee options exercised for cash	296,860	1,435	—	—
Issue of common shares under employee share purchase plan for cash	33,400	264	—	—
Non-employee warrants and options exercised for cash	343,700	2,701	—	—
Issued for services	—	—	—	—
Expired	—	—	—	—
Balance, January 1, 2002	40,993,861	282,644	—	—
Issued for cash	5,059,250	20,694	—	—
Employee options exercised for cash	46,523	80	—	—
Issue of common shares under employee share purchase plan for cash	4,150	45	—	—
Issued for services	—	—	—	—
Expired	—	—	—	—
Cancelled	—	—	—	—
Balance, December 31, 2002	46,103,784	303,463	—	—
Issued to acquire license technology	2,000,000	2,520	—	—
Issued as Series A special warrants	—	—	—	—
Issued as Series B special warrants	—	—	—	—
Expired	—	—	—	—
Balance, December 31, 2003	48,103,784	305,983	—	—

20. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated financial statements.

Series C special shares		Series D special shares		Non-employee warrants and options		Total
#	$	#	$	#	$	$
—	—	—	—	—	—	80,871
—	—	—	—	—	—	25,683
—	—	—	—	—	—	52
—	—	—	—	—	—	107
—	—	—	—	(40,300)	—	129
—	—	—	—	320,000	—	—
—	—	—	—	—	—	—
—	—	—	—	279,700	—	106,842
—	—	—	—	—	—	69,636
—	—	—	—	—	—	874
—	—	—	—	—	—	429
—	—	—	—	(212,000)	—	678
—	—	—	—	1,044,172	2,900	2,900
—	—	—	—	1,111,872	2,900	181,359
—	—	—	—	—	—	99,785
—	—	—	—	—	—	1,435
—	—	—	—	—	—	264
—	—	—	—	(343,700)	—	2,701
—	—	—	—	20,000	134	134
—	—	—	—	(60,950)	—	—
—	—	—	—	727,222	3,034	285,678
—	—	—	—	—	—	20,694
—	—	—	—	—	—	80
—	—	—	—	—	—	45
—	—	—	—	8,557,500	7,890	7,890
—	—	—	—	(222,222)	—	—
—	—	—	—	(85,000)	(624)	(624)
—	—	—	—	8,977,500	10,300	313,763
—	—	—	—	—	—	2,520
—	—	—	—	7,200,000	4,895	4,895
—	—	—	—	641,800	447	447
—	—	—	—	(2,450,000)	—	—
—	—	—	—	14,369,300	15,642	321,625

BOARD OF DIRECTORS

LEE HARTWELL, B.A., C.A.
President and Chief Executive Officer, Hemosol Inc.

MITCHELL J. KOSTUCH
President, SB Capital Corporation Ltd.

R. IAN LENNOX
President and Chief Executive Officer MDS Drug Discovery and Development Sector

WILFRED G. LEWITT
Chairman, MDS Inc.

GEORGE W. MASTERS
Vice Chairman, Hemosol Inc. and
Chairman, Biocatalyst Yorkton Inc.

EDWARD E. MCCORMACK
Director, President of Almad Investments Ltd.
and Beaver Power Corporation

ROBERT H. PAINTER, PH.D., F.R.S.(U.K.) C. CHEM.
Professor Emeritus, University of Toronto, Departments of Biochemistry and Immunology

EDWARD K. RYGIEL
Chairman, Hemosol Inc. and Chairman, MDS Capital Corp.

NELSON SIMS
Former President, Eli Lilly Canada, Inc.

C. ROBERT VALERI, M.D.
Director, Naval Blood Research Laboratory, Boston University

MANAGEMENT TEAM

DIRK ALKEMA, B.SC., PH.D.
Vice President, Operations

DAVID N. BELL, M.SC., PH.D.
Vice President, Drug Development and Research

LEE HARTWELL, B.A., C.A.
President and Chief Executive Officer

MICHAEL MATHEWS, B.SC., M.SC.
Vice President, U.S. Operations

ANNUAL MEETING

The Annual and Special Meeting of Shareholders will be held April 20, 2004 at 10:00 a.m.

The Toronto Stock Exchange Gallery
2 First Canadian Place, 130 King Street West Toronto, ON

STOCK LISTING

Toronto Stock Exchange Symbol HML
Nasdaq National Market Symbol HMSL

TRANSFER AGENT

Computershare Trust Company of Canada

Stock & Bond Transfer Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

For change of address, lost stock certificates and other related inquiries, please write to the above address or caregistryinfo@computershare.com

AUDITORS

Ernst & Young, LLP, Toronto, Ontario

SHAREHOLDER INFO

For annual and quarterly reports, news releases and other investor information, please contact Hemosol Investor Relations.

Telephone: 416-361-1331
Toll Free: 800-789-3419
Fax: 416-815-0080

Email: ir@hemosol.com

www.hemosol.com



HEMOSOL

www.hemosol.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMOSOL INC.

Date: March 23, 2004

By: /s/ Lee D. Hartwell
Name: Lee D. Hartwell
Title: President, Chief Executive Officer and Chief Financial Officer